ALUMINUM

ANNUAL
REPORT
2005


ALUMINUM
ALUMINUM
ALUMINUM
ALUMINUM

TRANSFORMATION

Financial Highlights

(In millions except per pound amounts)	*Years ended December 31* 2005	2004
Net Sales	$ 1,132.4	$ 1,060.7
Operating Income	126.9	160.4*
Cash Flow from Operations	134.9	105.8
Average Realized Price per Pound Shipped	.86	.83
Pounds of Primary Aluminum Shipped	1,357.7	1,318.1

* *Restated*



Profile:

Century presently owns 615,000 metric tonnes per year (mtpy) of primary aluminum capacity. The company owns and operates a 244,000 mtpy plant at Hawesville, Kentucky; a 170,000 mtpy plant at Ravenswood, West Virginia; and a 90,000 mtpy plant at Grundartangi, Iceland that is being expanded to 260,000 mtpy. The company also owns a 49.67-percent interest in a 222,000 mtpy reduction plant at Mt. Holly, South Carolina. With the completion of the Grundartangi expansion, Century's total capacity will stand at 785,000 mtpy by the fourth quarter of 2007.

Century also holds a 50-percent share of the 1.25 million mtpy Gramercy Alumina refinery in Gramercy, Louisiana and related bauxite assets in Jamaica.

Century's corporate offices are located in Monterey, California.



Nordural reduction plant
Grundartangi, Iceland
March 2006

Table Of Contents


ALUMINUM
ALUMINUM
ALUMINUM
ALUMINUM

CHANGING • GROWING • COMPETING



Effective Annual Primary Aluminum Capacity
(Thousands of Metric Tonnes)


800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007
U.S.
Nordural Present
Nordural Expansion

Growing Capacity

A central feature of Century's transformation has been the growth in our primary aluminum capacity, as shown in the chart above.

This growth has occurred through improved operating practices, acquisitions and projects that add new capacity to existing plants. We also are examining opportunities to construct greenfield capacity in Iceland.

Our major growth initiative is the current expansion of the Nordural plant at Grundartangi in Iceland that is shown in the photo at left. We are completing the first phase of this $475-million project that will lift the plant's capacity from 90,000 metric tonnes per year (mtpy) to 220,000 mtpy per year by the fourth quarter of 2006. In a second phase, an additional 40,000 mtpy of capacity will begin operation in late 2007. These two projects will raise Century's total capacity to 785,000 mtpy.



DEAR SHAREHOLDER:

Our company enjoyed an outstanding year in 2005. Among the year's highlights:

- Revenues were a record $1.13 billion, seven percent above those in 2004.
- Net cash from operating activities was a record $135 million, up over 27 percent from 2004.
- Operating income was $127 million; the second highest in our history.
- Shipments of primary aluminum rose to a record 615,842 metric tonnes.
  - Hawesville Operations returned to operating at full capacity in the fourth quarter, with record metal production in December.
  - Metal production at Ravenswood Operations was the highest in the plant's 50-year history.
  - 2005 was our first full year of ownership of Nordural, which has a current capacity of 90,000 metric tonnes per year (mtpy).
- Employee safety performance was excellent even as we increased our operating rates and metal production to record levels.
- We continued our practice of selectively selling metal forward to underpin cash flow. Over the past two years, we entered into financial contracts that settle during the 2006-2015 period. With the strong metal prices that prevailed at year-end, the market value of these financial contracts declined from their value at inception. The company recorded a mark-to-market loss associated with these contracts, as required by U.S. accounting principles.
- We managed the Nordural expansion on-schedule and on-budget, and took actions to facilitate further expansion in Iceland.
- We recruited a new team of skilled and experienced executives.

Strong Aluminum Fundamentals

Our financial performance benefited from strong metal prices. Led by China, worldwide industrial production grew over four percent in 2005, while demand for aluminum increased by nearly six percent. Surging demand drove metal prices higher – spot prices peaked at over $2,280 per tonne and averaged $1,895, up nine percent over 2004 and the highest level in the past 10 years. Prices have strengthened further in 2006.

CHANGING

The near-term outlook for metal prices remains positive, led by extraordinary demand growth in Asia. China, the world's largest consumer of primary aluminum, has recently experienced double-digit growth in demand for the metal. Given China's rapid economic growth, and the fact that per capita aluminum consumption in China is only one-fourth of that in developed economies, this trend is expected to continue. A similar situation is emerging in India, where per capita aluminum consumption is below that of China.

The U.S., Western Europe and China – all relatively high-cost production areas – currently account for nearly half of global primary aluminum production. In these regions, primary aluminum capacity continues to be constrained by high energy and alumina costs – despite the strong metal prices that exist at the present time. In the U.S., 460,000 mtpy of capacity was idled in 2005. In Europe, producers have announced the closure of 375,000 mtpy of capacity. In China, a number of reduction plants have announced their intention to cut production in response to high power and alumina costs.

We believe that production constraints, combined with the significant lead-time required to bring new, low-cost capacity on-stream, will make it difficult for worldwide demand growth to be met in the near-term.

Net Cash From Operations

(Millions Of Dollars)



140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Operating Income

(Millions Of Dollars)



160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Revenues

(Millions Of Dollars)



1200
1000
800
600
400
200
0
2001
2002
2003
2004
2005



Century officers and directors visited Iceland in September 2005 to review progress on the expansion project at Nordural's plant at Grundartangi. The group also met with energy and municipal officials associated with preliminary plans to build a greenfield reduction plant in the Municipality of Reykjanesbaer.

Shown from left are: **Bodvar Jonsson,** Council Member, Reykjanesbaer; **Julius J. Jonsson,** Managing Director, Hitaveita Sudurnesja; **Gerald J. Kitchen,** Officer; **E. Jack Gates,** Officer; **Jack E. Thompson,** Director; **Willy R. Strothotte,** Director; **Arni Sigfusson,** Mayor, Reykjanesbaer; **Petur Johannsson,** Managing Director, Reykjanes Harbour; **Craig A. Davis,** Director and then Chief Executive Officer; **Ragnar Gudmundsson,** Manager Finance & Administration, Nordural; **David Beckley,** then Officer; **Peter C. McGuire,** Officer; **Daniel J. Krofcheck,** Officer; **John P. O'Brien,** Director; **Roman A. Bninski,** Director; **Robert E. Fishman,** Director; **Richard A. Starkweather,** Managing Director, Nordural; and **Fridrik Fridriksson,** Manager-Energy Division, Hitaveita Sudurnesja.

Growth in Iceland

In May 2004, one month after acquiring Nordural, we broke ground on a project to more than double the capacity of the Grundartangi plant to 212,000 mtpy. In November 2004, we contracted for enough electricity to extend the expansion to 220,000 mtpy.

Initial production from this $475 million project began in February 2006 and the expansion will be completed, as scheduled, later this year. In spite of a significant appreciation in the Icelandic krona against the U.S. dollar, this project remains on budget. The expansion will raise our worldwide primary aluminum capacity to 745,000 mtpy by the fourth quarter of 2006 and we should gain the full benefit of this production in 2007.

" We have assembled an outstanding management team, and the transition process has proceeded extremely well. The new team shares my enthusiasm for the future of our business. I fully expect them to further expand Century and to improve upon the growth in value that we've achieved over the past several years."

Craig A. Davis

In April, we entered into an agreement with electric energy producer Orkuveita Reykjavìkur for 65 megawatts of power with which to further expand the Grundartangi plant to 260,000 mtpy by the fourth quarter of 2007. The agreement is subject to the satisfaction of certain conditions, but we are actively exploring ways to accelerate this expansion.

We also are actively pursuing additional growth in Iceland. In November, we signed a joint action plan with the Reykjanesbaer Municipality and the Invest in Iceland Agency, which is owned by the Icelandic Ministry of Industry and Commerce, to evaluate the feasibility of building a new aluminum reduction plant near Helguvik, approximately 30 miles (48 kilometers) from the city of Reykjavik.

Management Succession

We are very pleased with the quality of the new management team and the seamless transition process.

Michael A. Bless joined the company as Executive Vice President and Chief Financial Officer; Robert R. Nielsen joined the company as Executive Vice President, General Counsel and Secretary. Mr. Bless succeeds David W. Beckley while Mr. Nielsen succeeds Gerald J. Kitchen. Mr. Beckley and Mr. Kitchen are retiring, each after 10 years of service with the company. In addition, Giulio Casello joined Century in the newly created position of Vice President of Bauxite and Alumina Operations.



Logan W. Kruger succeeded Craig A. Davis as Chief Executive Officer. Mr. Kruger was elected President; Mr. Davis will continue to serve as Chairman of the company's board of directors.

Mr. Kruger comes to Century from Inco, Limited, a Canadian-based mining and metals company that he joined in 2003 as Executive Vice-President, Technical Services. More recently he was President, Asia/Pacific Region with responsibility for the Goro Nickel project in New Caledonia, PT Inco operations in Indonesia and business development throughout the region. Before joining Inco, Mr. Kruger held senior executive positions with Anglo American, a large global mining and resources company.

A native of South Africa, he is a graduate of Witwatersrand University, and the Management Development Program at the University of South Africa.

COMPETING

GROWING

Plant Operations

Production levels at Mt. Holly, Nordural and Ravenswood were above expectations for the year. While the Hawesville plant experienced higher than normal rates of pot failure during the second and third quarters of the year, this problem was fully resolved by the fourth quarter of 2005. All four reduction plants now are operating at full capacity. We are pleased to report that safety results throughout the company were excellent in 2005, setting several plant records.

The Gramercy, Louisiana alumina refinery that we own equally with Falconbridge (formerly Noranda) is located 60 miles northwest of New Orleans and was in the destructive path of Hurricane Katrina. Three days of production were lost, but no employees were injured and no major damage was incurred. Gramercy's costs, however, were adversely affected by natural gas prices that more than doubled between August and October as a result of the storms.

Energy costs remain an ongoing and serious challenge to the primary aluminum industry in many parts of the world, including the U.S. We are seeking constructive long-term solutions for our power requirements at the Hawesville reduction plant and for the burdensome energy surcharges being imposed on the Mt. Holly reduction plant in South Carolina.

Support and Help from Many

We would like to recognize all of our employees for their commitment to operate our plants safely and effectively in 2005. We also wish to thank our directors and our small corporate staff for successfully negotiating the many challenges and opportunities of the past year.

We appreciate the continued support of our shareholders, customers and the many others who worked to make 2005 a successful year for our company.

Sincerely,

Craig A. Davis
Chairman of the Board

Logan W. Kruger
President and Chief Executive Officer

April 21, 2006

Left:
Logan W. Kruger
President and
Chief Executive Offic

Right:
Craig A. Davis
Chairman of the Boar



TEAMING FOR SUCCESS

The company's overall performance must be measured by the daily efforts of the people who manage and operate our growing company. The following pages highlight a representative sample of the success stories that were written during the year by our skilled, talented and dedicated employees.






HRV
ENGINEERING



GROWING STRONGER AND SAFER

rom left: Tim Hendricks, Derrick Doud, Balaji averipak, Bob MacDonald and Donna Bozarth

CORPORATE

Adopting New Software

Century completed the adoption of SAP business software for consolidating financial accounting and data management systems at its three plants. SAP is the world's leading provider of business software with nearly 30,000 customers.

Benefits of the software include:

- A single set of business practices
- Improved controls for reporting, tracking and storing data
- Centralization of common functions such as accounts receivable in U.S. operations
- Improved regulatory compliance



From left: Jim Rose, Nick Paulin, John Beaver and Vicki Hunt

These benefits facilitate faster response times, early detection and resolution of exceptions, increased margins, higher customer satisfaction and closer alignment of manufacturing with business strategy.

Additional SAP software for the management of maintenance, fixed assets, new projects and human resources will be added soon at minimal additional cost.

HAWESVILLE

Improving Employee Safety

A broad based reinvigoration of employee safety programs was successfully completed at Hawesville Operations in 2005. Minor injuries were reduced by 65 percent while serious injuries fell by 90 percent.

Safety performance was improved by:

- Increasing the involvement of department and plant safety teams
- Creating a cooperative plan with the United Steelworkers union local and the Kentucky Occupational Safety and Health Administration aimed at making the plant injury free
- Expanding employee awareness of accident investigations, confined space entry, electrical hazards, fall protection and lock-out/tag-out procedures
- Investing in projects to update fall protection equipment, enhance machine guarding and reducing electrical hazards



From left:
Paul Goodall,
Mike Tanchuk,
Tony Ivey and
Franklin Dupree



Automating Metal Casting

A $3-million project that fully automates the casting of aluminum sows, the term commonly used for blocks of aluminum weighing approximately 1300 pounds (590 kg), was completed at Hawesville Operations in September. The new line replaces a semi-automated one formerly used to cast foundry ingot.

The metal being cast now is principally high-purity aluminum used mainly in commercial and military aircraft and aerospace applications. The Hawesville plant is believed to be the world's largest producer of high-purity aluminum.

The new line greatly reduces production costs, especially those for natural gas. The cost reduction facilitated Century's exit from the less profitable foundry ingot market. The line also improves product quality and working conditions in the production center.

RAISING STANDARDS



From left: Lisa Hendricks, Zeno DeMori, Paul Sprinkle, Mike Robbinette, Jimmy Sparks and Bill Morgan

Improving Anode Quality

During 2005 and 2006, Hawesville Operations expects to improve reduction cell efficiency by raising the quality of the carbon anodes that carry electricity through a bath material composed of cryolite and alumina in the reduction process. Anodes affect production costs in their manufacture and in cell efficiency.

The anode improvement program involves capital expenditures of $2 million in 2005 and 2006. Cost saving are expected to total up to $2 million a year.

PLACING SAFETY FIRST





Congratulations Green Carbon
AS OF OCTOBER 9, 2005
5 YEARS WITHOUT AN INJURY
CURRENT EMPLOYEES ARE
Bruce Fletcher
Dewain Titus
Frank Giberson
Jack Harris
Mark Tullius
Mike Wilson
Randy Ames
Roger Linkous
Tim Toothman
Tom Ellysor
Troy Gum

From left: James Gary, James Fields, John Holcomb, Larry Kimble, Bernard Bookman, Jeff Schwendeman and Bob Gardner



From left: Troy Gum, Tom Ellyson, Randy Armes, Mike Wilson, Dewain Titus, Bruce Fletcher, Mark Tul, Frank Giberson, Roger Linkous, Jack Harris and Tim Toothman

RAVENSWOOD

Working Smart, Working Safe

The Green Carbon Department and Electric Shop at Century's Ravenswood Operations each supported the plant's record-setting performance in 2005 while maintaining an equally strong performance in employee safety.

The Green Carbon Department performs the first step in the plant's highly advanced anode-making facility. Using a large and powerful hydraulic press, it forms the "green" anodes that then are baked in gas-fired furnaces.

The department, working on a largely self-directed basis, completed 60 months of operation without a single injury.

The Electric Shop is responsible for maintaining the large and complex electrical system that is at the heart of the aluminum reduction process. The Electric Shop in 2005 extended to 42 months the period in which it operated without a recordable safety incident, as defined by the Occupational Health & Safety Administration.

Repairing Cells on Schedule

Aluminum production, as with most industrial processes, is highly synchronized with many interdependent steps. At Ravenswood, metal production occurs in 672 cells, or pots, with an average cathode life of about five years. Maintaining full production requires uninterrupted delivery of pots that are repaired and rebuilt after cathode failure.

Rebuilding the cells is the job of Pot Repair. The group's performance at Ravenswood was flawless as a full complement of pots operated throughout the year. The performance contributed greatly to the plant's record metal production in 2005.

Cooperating to Raise Metal Production

Enhanced teamwork is credited as a large factor in the record-breaking performance of Ravenswood Operations in 2005. The clearest example of the inter-departmental cooperation is that between Technical and Potrooms.

Their close working relationship helped produce a number of operating records, including current efficiency, pounds of metal produced per pot-day, and total annual metal production.

Below from left: Chester Cooper, Randy Rice, Tony Knotts, Bill Stevens, Terry Casto, Wes Holly, Tom Crouser and Marc Shockey

REACHING GOALS



From left: Chris Hart, Roy Casto, A G Brllhart, Rich Easter, John Browning, Jeremiah Morrison, Brett Morton, Rance Berry, Shawn Parsons and Nathan Curfman

From left: Sharon Gump, Angie Taylor, Linda Wilson, Tim McNabb, Rosita Bauer, Kellie Faber, Carolyn Schiefer and Bonnie Donohew






RAVENSWOOD
YOUTH SOCCER CLUB

Humanizing Human Resources

The Human Resources Department at Ravenswood faced a full measure of new initiatives in 2005 that were personally critical to their employee clients.

Following an employees-first credo, the department implemented a number of new initiatives including administrator changes in its 401k and third party benefits, and a new payroll system that uses SAP business software.

Serving the Goals of Kids

The Ravenswood Youth Soccer League was the beneficiary of Century's community support efforts in 2005. Answering a desperate need for a playing field, the league was offered use of the Century Employees Recreational Area (CERA), a picturesque, 420-acre facility near the company's reduction plant. The Ravenswood plant is one of the largest employers in the area.

NORDURAL

Inventing a "Quick Safe Operation"

The task of preheating relined or repaired cells at Nordural is safer and less strenuous now, thanks to a “flex transporter” invented by Junius Gudjonsson, a shift leader in the potroom. The process uses electricity as the heat source and 20 aluminum flexes that ensure even current distribution on the anodes. Moving the 30-kg (66 lbs.) flexes from one cell to another, however, is difficult work. Junius modified an unused “anode jacking frame” onto which flexes, clamps and bolts are hooked and easily transported to another cell. The process now is aptly named "Quick Safe Operation."



Junius Gudjonssc

Saving $2 Million in Lining Costs and More

When its new Line #2 was being built, Nordural turned to an 80-member team of newly hired employees to install the refractory linings in the steel shells that become the cathodes in the electrolytic process used to make primary aluminum. Previously Nordural used outside contractors for this work. The decision produced savings of $2 million over the cost of outsourcing and created a pool of potroom and casthouse operators who now have a richer knowledge of the primary aluminum process.

Team members first were trained on Nordural’s Line #1, then in the lining process itself. The lining crews work the same shift schedule as the potrooms and the casthouse completing one cell each day. The work ranges from cathode rodding to lining and transporting cells into the new potline.



PUSHING METAL FLOW



From left: Olafur Petursson, Eythor Stanley Eythorsson, Gretar Njall Jonsson, Arni Freyr Stefansson, Helgi Valur Armannsson, Bjarni Thor Aevarsson, Oskar Laxdal Petursson, Arni M. Bjornsson, Sigurdur Gunnarsson, Bragi Benteinsson, Jon Oskar Asmundsson, Reginn Jonsson, Heimir Eir Larusson, Birna Drofn Birgisdottir, Gudmundur Ingi Sigurdsson and Oskar Ulfar Kristofersson

IMPROVING EFFICIENCY REDUCING COSTS





Right: Pall Eggert Olason and Ivar Mar Jonsson



From left: Halldor Gudmundsson, Willy Kristensen, Fjalar Rikhardsson, Larus Hjaltested and Gauti Hoskuldsson

Improving Potroom Performance

Potroom operations at Nordural in 2005 were the best ever. Key performance improvements since 1999 when the plant began operation included:

- Metal production per pot-day increased 5.2%.
- Current efficiency improved 1.6%.
- Energy consumption reduced 3.9%.
- Gross carbon consumption reduced 8.8%.

Converting to Electricity

Nordural successfully converted the energy source for heating the second of its two holding furnaces from imported oil to electricity. The cost of conversion is about $150,000. The investment is returned in the first year of operation from savings in energy costs.

At the same time, the energy source for preheating of the ingot casting line also was converted from liquid propane gas to electricity. The heat is generated in three 66 kW reflector hoods, each containing two elements. The result is reduced noise and fumes, better control, and annual savings of $120,000 on an investment of $150,000.

GRAMERCY ALUMINA
ST. ANN BAUXITE

Gramercy Alumina, equally owned by Century and Falconbridge, operates an alumina refinery at Gramercy, Louisiana. Located 60 miles northwest of New Orleans on the Mississippi River, the plant was in the ravaging path of Hurricane Katrina that struck on August 28, 2005. Remarkably, there were no personal injuries or major damage to the plant, but three days of production were lost. Production at Century's Hawesville (KY) Operations, which is dependent on Gramercy for its alumina, was unaffected by the storm.

Major credit for the plant's ability to withstand the force of the hurricane was the execution of its disaster plan and the dedication of its employees. Executed with military precision, the main features of the plan included:

- All decisions begin with employee safety
- An elaborate command structure with broad internal and external communications capability
- Close monitoring of weather conditions
- Identification of potential hazards, post-storm actions and off-the-job safety precautions

The most critical element of the response was the execution of the plan. After first confirming that their families, friends and neighbors were safe, teams of employees carried out the plan with skill and courage, and with many remaining at the plant throughout the duration of the incident.

The 2005 storm season earlier brought heavy rains to Jamaica that reduced mining operations at St. Ann Bauxite. Nevertheless, shipments of the ore were sufficient to maintain normal refining operations at Gramercy and at a third-party customer. Credit for maintaining this critical link in Century's production process belongs to St. Ann Bauxite employees.


CARING,
RESPONDING
AND
PROTECTING

Below, from left: Paul Glahn, Shawn Kostelak, Whitney Jasmine, Hugh Edwards, Charlie LaRose, Anthony Vicknair, Claire Robein, Wil Day, Travis Schexnaydre, Byron Laurent, Bill Cohea, Lynn Blankenship, Gary Herrell, George Dankoscik and Lester May


MERCY ALUMINA

From left: Curt Fordham, Ed Patz, Ramon Gil, Steve Bacala, Paul Bledsoe, Luc Lemire, Ray Ferrell and Chris Markerson





From left: Abe Lowe, V. Pat Parikh, Scott Jones, Danny Millet, Richard Kennedy, Shane St. Lucas Montelaro, Nathan Price, Joe Tassin and Steve Sliwinski

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

The following discussion reflects our historical results of operations, which do not include results from:

- the remaining 20% interest in Hawesville until acquired in April 2003;
- our ownership of Nordural until acquired in late April 2004, and;
- our ownership interest in the Gramercy assets until acquired in October 2004.

Accordingly, the results for fiscal years 2003 and 2004 are not fully comparable to the results of operations for fiscal year 2005. Our historical results are not indicative of our current business. You should read the following discussion in conjunction with our consolidated financial statements included herein.

Overview

We produce primary aluminum. The aluminum industry is cyclical and the price of primary aluminum (which trades as a commodity) is determined by global supply and demand. The key determinants of our results of operations and cash flow from operations are as follows:

- Our selling price is based on the LME price of primary aluminum and fixed price sales contracts.
- Our facilities operate at or near capacity, and fluctuations in volume, other than through acquisitions, generally are small.
- The principal components of cost of goods sold are alumina, power, and labor, which in aggregate were in excess of 70% of the 2005 cost of goods sold. Many of these costs are covered by long-term contracts, as described below.

Average realized price and cost of goods sold per pound shipped are our key performance indicators. Revenue varies significantly from period to period due to fluctuations in the LME and Midwest price of aluminum. Any adverse changes in the conditions that affect the market price of primary aluminum could have a material adverse effect on our results of operations and cash flows. Revenue is also impacted by our hedging activities. Fluctuations in working capital are influenced by the LME and Midwest price of primary aluminum and by the timing of cash receipts and disbursements from major customers and suppliers.

Cost of goods sold, excluding alumina and energy costs, is expected to remain relatively stable because our plants operate near capacity and our major cost drivers are covered by long-term contracts. Fluctuations in the cost of alumina are expected as the pricing in these contracts, except for the Gramercy alumina contract, is variable and except for the Gramercy alumina contract, is based on LME prices.

The long-term success of our U.S. facilities will depend on our ability to operate these facilities at planned capacity and to obtain or renegotiate long-term power, alumina, and labor contracts at economic rates. Our long-term alumina contracts for Ravenswood and a portion of Mt. Holly's requirements expire at the end of 2006. Given the tightening of supply in the alumina market, we expect our alumina costs to increase.

Power contracts for our U.S. facilities provide for primarily fixed priced power through 2010, subject to adjustments for fuel costs for Mt. Holly (the power costs at Mt. Holly were $12.4 million higher in 2005 than 2004, primarily due to fuel cost adjustments), and a possible adjustment arising out of a rate case for Ravenswood. Hawesville's unpriced power increases to 27% (130 MW) in 2007 through 2010. We are currently reviewing our options for the unpriced power. We expect power rates for the unpriced power to be significantly higher than the rates paid under our current long-term power contracts. Power contract pricing for Nordural is variable and based on LME prices.

Labor agreements with the United Steelworkers of America at our Hawesville and Ravenswood facilities expire in 2006.

Through our ownership of Ravenswood, Hawesville and Nordural, and our ownership interest in Mt. Holly, we have an annual rated production capacity of approximately 617,000 metric tons of primary aluminum. Our annual production capacity should increase to 745,000 metric tons by the fourth quarter of 2006 with possible further increase to 785,000 metric tons by the end of 2008 as a result of expansions at Nordural.

Recent Developments

Alumina Supply Contract with Trafigura

On March 8, 2006, Century entered into a long-term alumina supply contract with Trafigura for the supply of alumina. Trafigura will supply approximately 125,000 metric tons per year of alumina beginning January 1, 2007, increasing to 220,000 metric tons after January 2008. The contract pricing will be variable, based on the LME price for primary aluminum.

Hawesville Electrical Power Supply Agreements

On February 21, 2006, Century signed an agreement with Kenergy for the supply of a substantial portion of the remaining unpriced electricity power requirements of Hawesville through 2006, at fixed prices. Approximately 2.5% (or 12 MW) of Hawesville's power requirements though 2006 will be priced at variable market rates.

On December 6, 2005, we signed a memorandum of understanding with Big Rivers Electric Corporation and Kenergy Corporation anticipating that the parties would negotiate a contract to replace the current power supply agreement that provides power to the Hawesville. The proposed new agreement, if completed, would restructure and extend the existing power supply contract from 2007 through 2023.

The Nordural Expansion

The start-up of Nordural's expansion capacity began in February 2006. We expect to reach full production capacity of 220,000 metric tons annual production by the fourth quarter of 2006. The expansion is expected to cost approximately $475 million.

In connection with the expansion, we amended several long-term contracts with the Government of Iceland, local municipalities and the Faxafloahafnir sf. We amended the Billiton Tolling Agreement increasing the volume to 130,000 metric tons per year effective upon completion of the expansion. We have also agreed to an LME-based

Key Long-Term Contracts

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Alcan Metal Agreement (1)	Alcan	276 to 324 million pounds per year	Through July 31, 2007	Variable, based on U.S. Midwest market
Glencore Metal Agreement I (2)	Glencore	50,000 metric tons per year	January 2005 through December 31, 2009	Variable, LME-based
Glencore Metal Agreement II (3)	Glencore	20,000 metric tons per year	January 2004 through December 31, 2013	Variable, based on U.S. Midwest market
Southwire Metal Agreement (4)	Southwire	240 million pounds per year (high purity molten aluminum)	Through March 31, 2011	Variable, based on U.S. Midwest market
		60 million pounds per year (standard-grade molten aluminum)	Through December 31, 2010	Variable, based on U.S. Midwest market

(1) Alcan has the right, upon 12 months notice, to reduce its purchase obligations by 50% under this contract.

(2) We account for the Glencore Metal Agreement I as a derivative instrument under SFAS No. 133. We have not designated the Glencore Metal Agreement I as "normal" because it replaced and substituted for a significant portion of a sales contract which did not qualify for this designation. Because the Glencore Metal Agreement I is variably priced, we do not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium.

(3) We account for the Glencore Metal Agreement II as a derivative instrument under SFAS No. 133. Under the Glencore Metal Agreement II, pricing is based on then-current market prices, adjusted by a negotiated U.S. Midwest premium with a cap and a floor as applied to the current U.S. Midwest premium.

(4) The Southwire Metal Agreement will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

Tolling Contracts

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Billiton Tolling Agreement (1)(2)	BHP Billiton	130,000 mtpy	Through December 2013	LME-based
Glencore Tolling Agreement (3)(4)	Glencore	90,000 mtpy	Through July 2016	LME-based

(1) Substantially all of Nordural's existing sales consist of tolling revenues earned under a long-term Alumina Supply, Toll Conversion and Aluminum Metal Supply Agreement (the "Billiton Tolling Agreement") between Nordural and a subsidiary of BHP Billiton Ltd (together with its subsidiaries, "BHP Billiton"). Under the Billiton Tolling Agreement, Nordural receives an LME-based fee for the conversion of alumina, supplied by BHP Billiton, into primary aluminum.

(2) In September 2005, Nordural and BHP Billiton amended the Billiton Tolling Agreement to increase the tolling arrangement from 90,000 metric tons to 130,000 metric tons of the per annum production capacity at Nordural effective upon the completion of the expansion.

(3) Nordural entered into a 10-year LME-based alumina tolling agreement with Glencore for 90,000 metric tons of the expansion capacity at Nordural. The term of the agreement is expected to begin July 2006.

(4) In December 2005, Glencore assigned to Hydro 50% of its tolling rights under this agreement for the period 2007 to 2010. Nordural consented to the assignment.

10-year alumina tolling contract with Glencore for 90,000 metric tons of the expansion capacity effective upon the completion of the expansion. Power for the expansion capacity will be purchased under a long-term LME-based agreement with Hitaveita Sudurnesja hf ("HS") and Orkuveita Reykjavíkur ("OR"). Following completion of the expansion, Nordural will have all the infrastructure and support facilities necessary for further expansion to 260,000 metric tons of annual production capacity. OR has agreed to deliver power that will allow the further expansion to 260,000 metric tons by late 2008. We are considering various options for financing the additional capacity.

Icelandic Greenfield Joint Action Plan

On November 8, 2005, we announced that Nordural signed a joint action plan with the Reykjanesbaer Municipality, the Invest in Iceland Agency, which is owned by the Ministry of Industry and Commerce and the Trade Council of Iceland, to further evaluate the possible construction of a new aluminum smelter in the vicinity of Helguvik, approximately 30 miles from the city of Reykjavik. The joint action plan will focus on the development of an industrial site, securing power generation and transmission, satisfying environmental regulations and meeting other regulatory and administrative requirements. The joint action plan is scheduled for completion no later than July 2006.

$100 Million Revolving Credit Facility

On September 19, 2005, we entered into a new five-year $100.0 million senior secured revolving credit facility with a syndicate of lending institutions. The new credit facility replaced our previous $100.0 million senior secured revolving credit.

New Directors and Officers

On January 25, 2006, our Board of Directors (the "Board") elected Jarl Berntzen to serve as a member of the Board effective March 8, 2006.

On January 9, 2006, we announced that Michael A. Bless would succeed David W. Beckley as Executive Vice President and Chief Financial Officer of the Company upon Mr. Beckley's retirement on January 23, 2006.

In On December 13, 2005, Logan W. Kruger was appointed President and Chief Executive Officer, succeeding Craig A. Davis who retired effective December 31, 2005. Mr. Davis continues to serve as the Chairman of our Board.

Key Long-Term Contracts

Primary Aluminum Sales Contracts

We routinely enter into market priced contracts for the sale of primary aluminum. A summary of Century's long-term primary aluminum sales contracts is provided at the bottom of the previous page.

Key Long-Term Supply Agreements

Alumina Supply Agreements

We are party to long-term supply agreements with Glencore that supply a fixed quantity of alumina to our Ravenswood and Mt. Holly facilities at prices indexed to the price of primary aluminum quoted on the LME. We recently entered into a long-term supply agreement with Trafigura to supply alumina beginning in 2007. We are party to a long-term supply agreement with Gramercy Alumina LLC that supplies a fixed quantity of alumina to Hawesville at prices based on the alumina production costs at the Gramercy refinery. A summary of these agreements is provided below. Nordural toll converts alumina provided by BHP Billiton, and will toll convert alumina provided by Glencore beginning in 2006.

Facility	*Supplier*	*Term*	*Pricing*
Ravenswood	Glencore	Through December 31, 2006	Variable, LME-based
Mt. Holly	Glencore	Through December 31, 2006 (54% of requirement)	Variable, LME-based
Mt. Holly	Glencore	Through January 31, 2008 (46% of requirement)	Variable, LME-based
Hawesville[1]	Gramercy Alumina	Through December 31, 2010	Variable, Cost-based
Undesignated[2]	Trafigura	January 1, 2007 through December 31, 2013	Variable, LME-based

(1) The alumina supply agreement with Gramercy Alumina LLC, which was entered into on November 2, 2004, replaced our alumina supply agreement with Kaiser.

(2) The alumina supply contract with Trafigura will supply Century with 125,000 metric tons in 2007 and 220,000 metric tons beginning in 2008 through 2013.

Facility	Supplier	Term	Pricing
Ravenswood (1)	Appalachian Power Company	Continuous	Fixed price
Mt. Holly	South Carolina Public Service Authority	Through December 31 2015,	Fixed price, with fuel cost adjustment clause through 2010; subject to a new fixed price schedule after 2010
Hawesville	Kenergy	Through December 31, 2010	Fixed price through 2006, 27% (or 130 MW) unpriced 2007 though 2010
Nordural (2)	Landsvirkjun	Through 2019	Variable rate based on the LME price for primary aluminum

(1) On February 18, 2005, Century of West Virginia signed an agreement with Appalachian Power Company for the supply of electricity to Ravenswood beginning January 1, 2006. The agreement is continuous; however after an initial term of two years Century may give 12 months' notice of cancellation. Power under the new agreement is priced under an Appalachian Power tariff. Appalachian Power Company filed a rate case on September 26, 2005, seeking increases in its tariff rates. It has advised Century it expects those rates to become effective July 1, 2006. We intend to contest the rate increase.

(2) In connection with the expansion of Nordural, Nordural entered into contracts with Hitaveita Sudurnesja hf. and Orkuveita Reykjavíkur for the supply of the power required for 130,000 metric tons of the expansion capacity. Nordural may purchase additional electrical power under one of those contracts to support the further expansion of the facility. The rate for the power supplied under both contracts is LME-based.

Electrical Power Supply Agreements

We use significant amounts of electricity in the aluminum production process. A summary of these power supply agreements is provided above.

Labor Agreements

Our labor costs at Ravenswood and Hawesville are subject to the terms of labor contracts which generally have provisions for annual fixed increases in hourly wages and benefits adjustments. The six labor unions represented at Nordural operate under a labor contract that establishes wages and work rules for covered employees. The employees at Mt. Holly are employed by Alcoa and are not unionized. A summary of key labor agreements is provided below.

Application of Critical Accounting Policies

Our significant accounting policies are discussed in Note 1 of the consolidated financial statements. The preparation of the financial statements requires that management make subjective estimates, assumptions and judgments in applying these accounting policies. Those judgments are normally based on knowledge and experience about past and current events and on assumptions about future events. Critical accounting estimates require management to make assumptions about matters that are highly uncertain at the time of the estimate and a change in these estimates may have a material impact on the presentation of our financial position or results of operations. Significant judgments and estimates made by our management include expenses and liabilities related to pensions and other postemployment benefits and forward delivery contracts and financial instruments.

Pension and Other Postemployment Benefit Liabilities

We sponsor various pension plans and also participate in a union sponsored multi-employer pension plan for the collective bargaining unit employees at Hawesville. The liabilities and annual income or expense of our pension and other postemployment benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

In developing our expected long-term rate of return assumption for pension fund assets, we evaluated input from our actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. We also considered our historical 10-year compound returns. We anticipate that our pension investments will generate long-term rates

Facility	Organization	Term
Hawesville	USWA	Through March 31, 2006
Ravenswood	USWA	Through May 31, 2006
Mt. Holly	Not unionized	Not Applicable
Nordural (1)	Icelandic labor unions	Through 2009(1) December 31,
Gramercy	USWA	Through September 30, 2010
St. Ann (2)	Jamaican labor unions	Through December 31, 2007(2)

(1) The Nordural union employees approved the current labor contract in April 2005. The contract's provisions, including wage increases and increases in pension payments, were retroactive to January 1, 2005.

(2) St. Ann has two labor unions, the University and Allied Workers Union (the "UAWU") and a smaller union covering certain salaried employees. St. Ann renegotiated the UAWU labor contracts in 2005 and the labor agreement will expire on April 30, 2007. On February 14, 2006, the salaried employees' labor union agreed to a labor contract that will expire on December 31, 2007.

of return of 9.0%. Our expected long-term rate of return is based on an assumed asset allocation of 65% equity funds and 35% fixed-income funds.

Discount Rate Selection

It is our policy to select a discount rate for purposes of measuring obligations under the pension and retiree medical plans by matching cash flows separately for each plan to yields on zero coupon bonds. We use the Citigroup Pension Liability Index for determining these yields.

The Citigroup Pension Liability Index was specifically developed to meet the criteria set forth in paragraph 186 of FAS 106. The published information at the end of each calendar month includes spot rate yields (zero coupon bond yield estimates) in half year increments for use in tailoring a discount rate to a particular plan's projected benefit cash flows. The Citigroup Pension Liability Index rate represents the discount rate developed from these spot rate yields, based on the pattern and duration of the benefit payments of a typical, large, somewhat mature pension plan.

The individual characteristics of each plan, including projected cash flow patterns and payment durations, have been taken into account, since discount rates are determined on a plan-by-plan basis. We will generally select a discount rate rounded to the nearest 0.25%, unless specific circumstances provide for a more appropriate non-rounded rate to be used. We believe the projected cash flows used to determine the Citigroup Pension Liability Index rate provide a good approximation of the timing and amounts of our defined benefits payments under our plans and no adjustment to the Citigroup Pension Liability Index rate has been made.

Therefore, as of December 31, 2005, Century has selected a discount rate of 5.50% for all of the post retirement and post-employment plans and 5.25% for and our worker's compensation plans.

Although the duration of the Supplemental Executive Retirement Benefits ("SERB") Plan is slightly shorter than the Salaried Plan, Century Aluminum will also use a 5.50% discount rate for this plan. Because we do not believe that the difference in duration is significant, and because the obligations of the SERB are very small in comparison to the other plans, we feel that the disclosure of a single rate that was used for the majority of the obligations will enhance the reader's understanding of the employee benefit footnote, rather than a weighted average rate that may complicate any determinations the reader may have.

We have modified our approach for selecting a discount rate. For prior valuations, we looked to the yields on high quality corporate bond indices at the measurement date, such as Moody's Aa, and made any adjustments, as appropriate, based on differences between the index and our plans. We changed our approach because Moody's was no longer reliable for purposes of selecting a discount rate for the Century plans, and the method now used provides for a more precise method of determining an appropriate discount rate. In accordance with SFAS No. 87, this change is a change in basis of estimation, not a change in method of applying an accounting principle.

Lowering the expected long-term rate of return by 0.5% (from 9.0% to 8.5%) would have increased our pension expense for the year ended December 31, 2005 by approximately $0.3 million. Lowering the discount rate assumptions by 0.5% would have increased our pension expense for the year ended December 31, 2005 by approximately $0.4 million.

Century provides postemployment benefit plans that provide health care and life insurance benefits for substantially all retired employees of our U.S. based operations. FAS 106 requires the accrual of the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. We fund these benefits as the retirees submit claims.

Measurement of our postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. The assumed health care cost trend rates are the most critical assumptions for measurement of the postretirement benefits obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations.

Century assumes medical inflation is initially 9%, declining to 5% over six years and thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects in 2006:

(in thousands)	*One Percentage Point Increase*	*One Percentage Point Decrease*
Effect on total of service and interest cost components	$ 1,381	$ (1,275)
Effect on accumulated postretirement benefit obligation	$ 32,915	$ (26,115)

Forward Delivery Contracts and Financial Instruments

We routinely enter into market priced physical and fixed-priced financial contracts for the sale of primary aluminum and the purchase of raw materials in future periods. We apply the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended," in accounting for these types of contracts. For those physical delivery contracts which management believes are

Results of Operations

	Percentage of Net Sales		
	2005	2004	2003
		Restated	Restated
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(85.7)	(82.5)	(94.5)
Gross profit	14.3	17.5	5.5
Selling, general and administrative expenses	(3.1)	(2.4)	(2.6)
Operating income	11.2	15.1	2.9
Interest expense	(2.3)	(3.8)	(5.5)
Interest income	0.1	0.1	—
Loss on early extinguishment of debt	(0.1)	(4.5)	—
Other expense	—	(0.1)	(0.1)
Net gain (loss) on forward contracts	(27.2)	(2.0)	3.3
Income (loss) before income taxes, minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	(18.3)	4.8	0.6
Income tax benefit (expense)	7.1	(1.7)	(0.1)
Income (loss) before minority interest, equity in earnings of joint venture and cumulative effect of accounting change	(11.2)	3.1	0.5
Minority interest	—	—	0.1
Equity in earnings of joint venture	0.9	0.1	—
Income (loss) before cumulative effect of change in accounting principle	(10.3)	3.2	0.6
Cumulative effect of change in accounting principle	—	—	(0.8)
Net income (loss)	(10.3)%	3.2%	(0.2)%

The following table sets forth, for the periods indicated, the pounds and the average sales price per pound shipped:

	Primary Aluminum					
	Direct			Toll		
	Metric Tons	Pounds (000)	$/Pound	Metric Tons	Pounds (000)	$/Pound
2005						
Fourth Quarter	132,712	292,581	$ 0.88	23,302	51,372	$ 0.69
Third Quarter	129,555	285,619	0.83	23,435	51,665	0.64
Second Quarter	130,974	288,748	0.86	23,025	50,761	0.67
First Quarter	130,083	286,783	0.88	22,756	50,168	0.67
Total	523,324	1,153,731	$ 0.86	92,518	203,966	$ 0.67
2004						
Fourth Quarter	133,940	295,287	$ 0.87	23,324	51,421	$ 0.64
Third Quarter	132,893	292,978	0.83	23,232	51,218	0.61
Second Quarter (2)	133,726	294,816	0.82	16,148	35,600	0.60
First Quarter	134,601	296,743	0.78	—	—	—
Total	535,160	1,179,824	$ 0.83	62,704	138,239	$ 0.62
2003						
Fourth Quarter	130,141	286,912	0.72	—	—	$ —
Third Quarter	132,706	292,567	0.69	—	—	—
Second Quarter (1)	131,552	290,023	0.68	—	—	—
First Quarter	116,592	257,040	$ 0.70	—	—	—
Total	510,991	1,126,542	$ 0.69	—	—	$ —

(1) The table includes the results from our additional 20% interest in Hawesville since its acquisition in April 2003.
(2) The table includes the results from our purchase of Nordural since its acquisition in April 2004.

probable of future delivery, such contracts are classified as normal purchases and normal sales and are not accounted for as derivatives.

The aluminum-based financial and physical delivery contracts that are derivatives, as provided for in current accounting standards, are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in our financial statements from period to period. Unrealized gains and losses are either included in Other comprehensive income (loss) (for cash flow hedges) or Net gain (loss) on forward contracts (for derivative instruments), depending on criteria as provided for in the accounting standards.

The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in our financial statements from period to period. We have designated these forward contracts as cash flow hedges for forecasted natural gas transactions in accordance with the provisions of SFAS No. 133 (as amended). We assess the effectiveness of these cash flow hedges quarterly. The effective portion of the gains and losses are recorded in other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The principal contracts affected by these standards and the resulting effects on the financial statements are described in Note 14 to the consolidated financial statements included herein.

Results of Operations

The table to the left sets forth, for the years indicated, the percentage relationship to net sales of certain items included in our Statements of Operations. The following table includes the results from our additional 20% interest in Hawesville since its acquisition in April 2003, the results from our purchase of Nordural since its acquisition in April 2004 and the results from our interest in the Gramercy assets since its acquisition in October 2004.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales: Net sales for the year ended December 31, 2005 increased $71.6 million or 7% to $1,132 million. Higher price realizations for primary aluminum in 2005, due to an improved LME price and Midwest premium for primary aluminum, contributed an additional $41.7 million in sales. This amount was partially offset by a $21.5 million decrease in direct shipment revenues. Direct shipments were 26.1 million pounds less than the previous year due to reduced pot count at Hawesville and fewer days in 2005 versus 2004. The additional revenue provided by Nordural tolling activities for the year ended December 31, 2005 contributed $51.4 million to the 2005 net sales increase.

Gross profit: For the year ended December 31, 2005, gross profit decreased $23.6 million to $161.7 million. Improved price realizations net of increased alumina costs improved gross profit by $42.6 million. Increased shipment volume, the result of the Nordural acquisition, contributed $11.6 million in additional gross profit. Offsetting these gains were $77.8 million in net cost increases comprised of: higher raw material costs and replacement of pot cells, $22.9 million; increased cost of Gramercy alumina, $19.5 million; higher power and natural gas costs, $17.6 million; increased net amortization and depreciation charges, $6.2 million; increased pension and other post-employment benefit accruals, $3.3 million and other increased spending, $8.3 million.

Selling, general and administrative expenses: Selling, general and administrative expenses for the year ended December 31, 2005 increased $9.9 million to $34.8 million relative to the same period in 2004. Approximately 63%, or $6.2 million of the increase, was a result of increased compensation and pension expense, with the remaining increase associated with increased professional fees and other general expenses. In addition, allowance for bad debts was reduced $0.6 million in 2004, reflecting the settlement of a claim.

Interest expense, net: Interest expense for the year ended December 31, 2005 declined $14.9 million to $24.3 million. The reduction in interest expense was a direct result of our refinancing activities during the year 2004.

Net gain/loss on forward contracts: For the year ended December 31, 2005, net loss on forward contracts was $309.7 million as compared to a net loss on forward contracts of $21.5 million for the same period in 2004. The loss reported for the year ended December 31, 2005 was primarily a result of mark-to-market losses associated with our long term financial sales contracts with Glencore that do not qualify for cash flow hedge accounting. The losses reported for the year ended December 31, 2004 primarily relate to the early termination of a fixed price forward sales contract with Glencore.

Loss on early extinguishment of debt: For the year ended December 31, 2005, we recorded a loss of $0.8 million with the redemption of the remaining $9.9 million of outstanding 11.75% senior secured first mortgage notes.

For the year ended December 31, 2004, we recorded a loss of $47.4 million for the cost of tendering the first mortgage notes.

Tax provision: We recorded an income tax benefit for the year ended December 31, 2005 of $80.7 million, a change of $98.9 million from the recorded tax expense of $18.2 million for the year ended December 31, 2004. The change in the tax provision is due to changes in the income (loss) before income taxes and the discontinuance of accrual for United States taxes on Nordural's earnings, resulting from a decision made in 2005 that such earnings would remain invested outside the United States indefinitely. These items were partially offset by changes in equity in earnings of joint ventures.

Equity in earnings of joint venture: Equity in earnings from the Gramercy and SABL investments, which were acquired on October 1, 2004, was $10.7 million for the year ended December 31, 2005. These earnings represent our share of profits from third party bauxite, hydrate and chemical grade alumina sales.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net sales. Net sales for the year ended December 31, 2004 increased $278.3 million or 36% to $1,060.7 million. Higher price realizations for primary aluminum in 2004, due to an improved LME price and Midwest premium for primary aluminum, contributed an additional $155.4 million in sales. Shipment volume increased 191.5 million pounds, primarily associated with the Nordural acquisition beginning in late April 2004 and the acquisition of the additional 20% interest in Hawesville beginning in April 2003. Tolling revenues from the Nordural acquisition contributed an additional $85.4 million in net sales. The remaining $37.5 million increase was associated with increased direct shipment volumes.

Gross profit. For the year ended December 31, 2004, gross profit improved $141.9 million to $185.3 million. Improved price realizations net of increased alumina costs improved gross profit by $120.9 million with increased shipment volume, primarily a result of Nordural acquisition in April 2004 and the acquisition of the additional 20% interest in Hawesville beginning in April 2003, contributing $36.8 million in additional gross profit. Offsetting these gains were increased power costs due to lower efficiencies and price, $7.7 million; raw material quality issues, $4.6 million; and costs associated with the replacement of pot cells and its effect on operational performance, $3.5million.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2004 increased $4.1 million from the same period in 2003. The increase was primarily a result of incentive compensation expense accruals and increased fees associated with Sarbanes Oxley Section 404 compliance work during the year.

Interest expense, net: Interest expense during the year ended December 31, 2004 declined $4.3 million to $39.2 million. The change in interest expense was a direct result of our refinancing activities in 2004.

Net gain/loss on forward contracts. For the year ended December 31, 2004, net loss on forward contracts was $21.5 million as compared to a net gain on forward contracts of $25.7 million for the same period in 2003. The loss and gain reported for the years ended December 31, 2004 and December 31, 2003, respectively, primarily relate to the early termination in 2003 of a fixed price forward sales contract with Glencore and the improved LME price and Midwest premium for primary aluminum in the current period.

Loss on early extinguishment of debt. For the year ended December 31, 2004, we recorded a loss on early extinguishment of debt of $47.4 million for the one-time cost of tendering the first mortgage notes.

Tax provision. Income tax expense for the year ended December 31, 2004 increased $17.1 million due to the changes in income before income taxes discussed above.

Equity in earnings of joint venture: Equity in earnings from the Gramercy assets, which were acquired on October 1, 2004, was $0.8 million in the current period.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flow from operations and available borrowings under our revolving credit facility and Nordural's term loan facility. We believe these sources of cash will be sufficient to meet our near-term working capital needs. We have not determined the sources of funding for our long-term debt service repayment requirements; however, it is likely that these sources would include cash flow from operations, available borrowing under our revolving credit facility and to the extent necessary and/or economically attractive, future financial market activities. Our principal uses of cash are operating costs, payments of interest on our outstanding debt, the funding of capital expenditures and investments in related businesses, working capital and other general corporate requirements.

As of December 31, 2005, we had $671.9 million of indebtedness outstanding, including $175.0 million of principal under our 1.75% convertible senior notes, $250.0 million of principal under our 7.5% senior notes, $222.0 million of indebtedness outstanding under the term loan outstanding at Nordural, $8.1 million of borrowings under our revolving credit facility, $7.8 million of principal under our industrial revenue bonds, and $9.0 million indebtedness outstanding for various site loans at Nordural. More information concerning the various debt instruments and our borrowing arrangements is available in Note 6 to the Consolidated Financial Statements included herein.

Adjusted Working Capital

Adjusted Working Capital Calculation as of December 31,

(dollars in thousands)	2005	2004 Restated
Current assets	$ 294,493	$ 285,774
Current liabilities	(467,045)	(387,458)
Working capital	(172,552)	(101,684)
Adjustments [1]:		
Convertible senior notes	175,000	175,000
Industrial revenue bonds	7,815	7,815
Adjusted working capital	$ 10,263	$ 81,131

(1) The Convertible senior notes mature in 2024. The Industrial revenue bonds mature 2028. Due to certain features of these debt instruments, they are classified as current liabilities. For example, the Convertible senior notes are classified as current because they may be converted by the holder at any time.

Our adjusted working capital decreased during 2005 because our Due to Affiliates liability increased, primarily as a result of the mark-to-market of derivative contracts with Glencore that settle in 2006. We expect working capital to increase as the Nordural expansion comes on line in 2006. With the exception of Nordural and mark-to-market adjustments on our derivative contracts, we do not anticipate significant changes in working capital.

Capital Resources

Capital expenditures for 2005 were $298.1 million, $280.1 million of which was related to the expansion project at Nordural, with the balance principally related to upgrading production equipment, maintaining facilities and complying with environmental requirements. We anticipate capital expenditures of approximately $15.0 to $20.0 million in 2006, exclusive of the Nordural expansion. The Nordural expansion will require approximately $134.0 million of capital expenditures in 2006. Through December 31, 2005, we had outstanding capital commitments related to the Nordural expansion of $89.9 million. Our cost commitments for the Nordural expansion may materially change depending on the exchange rate between the U.S. dollar and certain foreign currencies, principally the euro and the Icelandic krona. As of December 31, 2005, we had no hedges to mitigate our foreign currency exposure.

Historical

Our Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 are summarized in the table below.

Net cash from operating activities of $134.9 million in 2005 was $29.1 million higher than the same period in 2004. Exclusive of the $50.3 million cash payment in 2004 for the tender premium plus accrued interest for the refinancing of our first mortgage notes, net cash from operating activities decreased $21.2 million in 2005. This decrease was a direct result of lower gross profit, offset by lower debt service costs related to the 2004 debt refinancing.

Net cash from operating activities of $105.8 million in 2004 was $18.4 million higher than the same period in 2003. Exclusive of the $35.5 million settlement received in 2003 from the termination of a primary aluminum sales contract and entering into the Glencore Metal Agreement I for the years 2005 through 2009 and the $50.3 million cash payment in 2004 for the tender premium plus accrued interest for the refinancing of our first mortgage notes, net cash from operating activities increased $104.2 million in 2004. This increase was a direct result of improved price realizations and the added margin contributions from Nordural which was acquired in April 2004.

Net cash used in investing activities in 2005 was $305.3 million, an increase of $30.0 million from 2004. Exclusive of the net acquisition cost of $7.0 million for a Southwire contingency payment in April 2005, related to the Hawesville acquisition in 2001, the combined net acquisition cost of Nordural in April 2004 and the Gramercy assets in October 2004 of $198.6 million, net cash used in investing activities increased $221.6 million. Purchases of property, plant and equipment, including the Nordural expansion costs, were $298.1 million in 2005 as compared to the purchases of property, plant and equipment of $75.0 million in 2004.

Century's net cash used in investing activities in 2004 was $275.3 million, an increase of $196.6 million from 2003. The combined net acquisition cost of Nordural in April 2004 and the Gramercy assets in October 2004 was $198.6 million as compared to the net acquisition cost for the additional 20% interest in Hawesville in April 2003 of

(dollars in thousands)	2005	2004	2003
Net cash provided by operating activities	$ 134,936	$ 105,828	$ 87,379
Net cash used in investing activities	(305,339)	(275,286)	(78,695)
Net cash (used in) provided by financing activities	143,987	185,422	(25,572)
Increase (decrease) in cash and cash equivalents	$ (26,416)	$ 15,964	$ (16,888)

$59.8 million. Purchases of property, plant and equipment, including the Nordural expansion costs, were $75.0 million in 2004 as compared to the 2003 purchases of property, plant and equipment of $18.9 million.

Net cash provided by financing activities during 2005 was $144.0 million, a decrease of $41.4 million from the previous year. During 2005, we borrowed $222.9 million under Nordural's new term loan facility, borrowed $8.1 million under our revolving credit facility, and received proceeds from the issuance of common stock of $1.4 million. The additional borrowings were partially offset by debt repayments of $83.3 million, consisting of payments of $9.9 million for the remaining first mortgage notes tendered in a debt refinancing, $68.5 million for the prior Nordural term loan facility and $4.9 million for other miscellaneous debt payments. Additionally, we paid $5.1 million of financing fees for Nordural's new term loan facility and our revolving credit facility.

Net cash provided by financing activities during 2004 was $185.4 million, an increase of $211.0 million from the previous year. The increase was primarily due to the issuance of $425.9 million of debt, and the issuance of $215.8 million of common stock. This increase was partially offset by debt repayments of $439.9 million, consisting of $315.1 million for the first mortgage notes tendered in a debt refinancing, $106.9 million for the Nordural term loan facility, $14.0 million for the repayment of the Glencore note, and $3.9 million for other miscellaneous debt payments. Additionally, Century paid $13.1 million of financing fees for the debt issued in the fourth quarter of 2004 and $3.3 million payment of accrued preferred dividends in the second quarter of 2004.

Contractual Obligations

In the normal course of business, we have entered into various contractual obligations that will be settled in cash. These obligations consist primarily of long-term debt obligations and purchase obligations. The expected future cash flows required to meet these obligations are shown in the table below. The purchase obligations consist of long-term supply contracts for alumina and electrical power. The OPEB obligations includes the estimated benefit payments through 2015 for our other postretirement benefits plans. Other long-term liabilities include asset retirement obligations and workers' compensation liabilities and pension contributions. More information is available about these contractual obligations in the notes to the Consolidated Financial Statements included herein.

Environmental Expenditures and Other Contingencies

We have incurred and in the future will continue to incur capital expenditures and operating expenses for matters relating to environmental control, remediation, monitoring and compliance.

The aggregate environmental related accrued liabilities were $0.5 million and $0.6 million at December 31, 2005 and December 31, 2004, respectively. We believe that compliance with current environmental laws and regulations is not likely to have a material adverse effect on our financial condition, results of operations or liquidity; however, environmental laws and regulations may change, and we may become subject to more stringent environmental laws and regulations in the future.

	Payments Due by Period						
(dollars in millions)	*Total*	*2006*	*2007*	*2008*	*2009*	*2010*	*Thereafter*
Long-term debt (1)	$ 671.9	$ 0.6	$ 30.1	$ 28.6	$ 28.7	$ 145.3	$ 438.6
Estimated interest payments (2)	272.1	37.9	37.0	35.2	34.3	25.7	102.0
Purchase obligations (3)	1,565.8	427.1	298.8	220.1	214.7	213.0	192.1
OPEB obligations (4)	76.9	5.0	5.6	6.2	6.9	7.6	45.6
Other long-term liabilities (5)	189.3	7.1	6.5	10.4	6.3	6.3	152.7
Total	$2,776.0	$ 477.7	$ 378.0	$ 300.5	$ 290.9	$ 397.9	$ 931.0

(1) Debt includes principal repayments on the 7.5% senior notes, 1.75% convertible senior notes, the IRBs, borrowing on our revolving credit facility, and the Nordural debt.

(2) Estimated interest payments on our long-term debt are based on several assumptions, including the borrowing under the term loan facility for the Nordural expansion project and assumptions for the interest rates for our variable rate debt. Our variable rate debt is based primarily on the Eurodollar rate plus an applicable margin. We assume that the Eurodollar rate will be 4.50% in 2006 increasing to 5.00% in 2009 and remaining steady thereafter. The IRB's interest rate is variable and our estimated future payments based on a rate of 3.30%. In addition, we assume the 7.5% senior notes due 2014 and 1.75% convertible senior notes due in 2024 will remain outstanding until their respective due dates. The borrowings on our revolving credit facility are assumed to remain outstanding through 2010 (the term of the credit facility) and the interest rate is assumed to be 7.0%.

(3) Purchase obligations include long-term alumina, electrical power contracts, anode contracts and the Nordural expansion project commitments. Nordural's power contracts and our domestic alumina contracts, except for our Gramercy alumina contract, are priced as a percentage of the LME price of primary aluminum. We assumed an LME price of $1,900 per metric ton for 2006, $1,800 per metric ton for 2007, $1,650 per metric ton for 2008 and $1,550 per metric ton thereafter for purposes of calculating expected future cash flows for these contracts. Our Gramercy long-term alumina contract has variable cost-based pricing. We used GAL cost forecasts to calculate the expected future cash flows for this contract. The Nordural anode contract and some Nordural expansion contract commitments are denominated in euros. We assumed a $1.20/Euro conversion rate to estimate the obligations under these contracts.

(4) Includes the estimated benefit payments for our OPEB obligations through 2015, which are unfunded.

(5) Other long-term liabilities include our expected pension contributions, SERB benefit payments, workers' compensation benefit payments, estimated tax payments and asset retirement obligations. Expected benefit payments for the SERB plans, which are unfunded, are included for 2006 through 2015. Our estimated contributions to the pension plans are included for 2006. Estimated contributions for 2007 and beyond are not included in the table because these estimates would be heavily dependent upon assumptions about future events, including among other things, future regulatory changes, changes to tax laws, future interest rates levels and future return on plan assets. Asset retirement obligations consist primarily of disposal costs for spent potliner. The amount and timing of these costs are estimated based on the number of operating pots and their expected pot life.

We have planned environmental capital expenditures of approximately $1.8 million for 2006. In addition, we expect to incur operating expenses relating to environmental matters of approximately $11.4 million, $11.9 million, and $12.5 million in 2006, 2007 and 2008, respectively. These amounts do not include any projected capital expenditures or operating expenses for our joint venture interest in the Gramercy assets. As part of our general capital expenditure plan, we also expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts. See Note 13 "Commitments and Contingencies."

Century's income tax returns are periodically examined by various tax authorities. We are currently under audit by the Internal Revenue Service ("IRS") for the tax years through 2002. In connection with such examinations, the IRS has raised issues and proposed tax deficiencies. We are reviewing the issues raised by the IRS and plan to contest the proposed tax deficiencies. We believe that our tax position is well-supported and, based on current information, do not believe that the outcome of the tax audit will have a material impact on our financial condition or results of operations.

We are a defendant in several actions relating to various aspects of our business. While it is impossible to predict the ultimate disposition of any litigation, we do not believe that any of these lawsuits, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or liquidity. See Item 3, "Legal Proceedings."

Recently Adopted Accounting Standards

In March 2005, the FASB issued Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies certain guidance used in SFAS No. 143, "Accounting for Asset Retirement Obligations." We adopted FIN 47 in December 2005 and recorded an adjustment to our asset retirement obligations.

When we initially adopted SFAS No. 143 in 2003, we recognized asset retirement obligations related to the disposal of spent pot liner used in the reduction cells of our facilities. In our initial calculation of the asset retirement obligations, we included our costs to remove the spent potliner as part of our asset retirement obligations. Under FIN 47, these removal costs should not have been included in our asset retirement obligations and should have been accounted for as maintenance costs. The adoption of FIN 47 did not have a material effect on our financial position, statement of operations, and liquidity.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share Based Payment." This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." This statement focuses primarily on accounting for transactions in which a company obtains services in share-based payment transactions. This Statement will require us to recognize the grant date fair value of an award of equity-based instruments to employees and the cost will be recognized over the period in which the employees are required to provide service. The Statement is effective for fiscal year 2006 and thereafter.

We have adopted SFAS No. 123 (R) effective January 1, 2006. We have elected to use the Modified Prospective Application Method. Under this method, we will recognize the fair value of employee stock-based compensation awards as compensation cost beginning January 1, 2006. SFAS No. 123 (R) will apply to new awards granted subsequent to our adoption and for any portion of previous awards that had not vested as of January 1, 2006. The compensation cost recognized from the unvested awards will be based on the original grant-date fair value used to calculate our pro forma financial disclosure under SFAS No. 123. We would recognize stock-based compensation expense before income tax benefit of approximately $3.3 million ($1.8 million in 2006, $1.2 million in 2007, and $0.3 million in 2008) related to the stock option awards outstanding at December 31, 2005.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting treatment for certain inventory costs. In addition, the Statement requires that the allocation of production overheads be based on the facilities' normal production capacity. The Statement is effective for fiscal year 2006 and thereafter. We are currently assessing the Statement and have not yet determined the impact of adopting SFAS No. 151 on our financial position and results of operations,

Commodity Price Sensitivity

We are exposed to the price of primary aluminum. We manage our exposure to fluctuations in the price of primary aluminum by selling aluminum at fixed prices for future delivery and through financial instruments, as well as by purchasing alumina under supply contracts with prices tied to the same indices as our aluminum sales contracts (the LME price of primary aluminum). Our risk management activities do not include any trading or speculative transactions. The following table shows our forward priced sales as a percentage of our estimated production capacity.

Apart from the contracts described under "Key Long-Term Primary Aluminum Sales Contracts," we had forward delivery contracts to sell 107,546 metric tons and 113,139 metric tons of primary aluminum at December 31, 2005 and December 31, 2004, respectively. Of these forward delivery contracts, we had fixed price commitments to sell 4,643 metric tons and 6,033 metric tons of primary aluminum at December 31, 2005 and December 31, 2004, respectively, of which, 186 metric tons at December 31, 2005 were with Glencore (none in 2004).

Financial Sales Agreements

To mitigate the volatility in our unpriced forward delivery contracts, we enter into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts. Certain of these fixed price financial sales contracts are accounted for as cash flow hedges depending on our designation of each contract at its inception. Glencore is our counterparty for all of these financial sales contracts. Substantially all of the contracts accounted for as derivatives contain clauses that trigger additional shipment volume when the market price for a contract month is above the contract ceiling price. If the market price exceeds the ceiling price for all contract months through 2015, the maximum additional shipment volume would be 760,800 metric tons. These contracts will be settled monthly. We had no fixed price financial contracts to purchase aluminum at December 31, 2005 or December 31, 2004.

Additionally, to mitigate the volatility of the natural gas markets, we enter into fixed price financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas. One decatherm ("DTH") is equivalent to one million British Thermal Units ("BTU").

Natural Gas Fixed Price Financial Purchase Contracts as of:

	December 31,	
(Thousands of DTH)	*2005*	*2004*
2005	—	2,880
2006	1,680	480
2007	780	480
2008	480	480
Total	2,940	4,320

On a hypothetical basis, a $100 per metric ton increase in the market price of primary aluminum is estimated to have an unfavorable impact of $17.4 million after tax on accumulated other comprehensive income for the contracts designated as cash flow hedges, and $50.3 million on net income for the contracts designated as derivatives, for the period ended December 31, 2005 as a result of the forward primary aluminum financial sales contracts outstanding at December 31, 2005.

On a hypothetical basis, a $1.00 per DTH decrease in the market price of natural gas is estimated to have an unfavorable impact of $1.9 million after tax on accumulated other comprehensive income for the period ended December 31, 2005 as a result of the forward natural gas financial purchase contracts outstanding at December 31, 2005.

Forward Priced Sales as of December 31, 2005

	2006(1)(2)	*2007*(2)	*2008*(2)	*2009*(2)	*2010*(2)	*2011-2015*(2)
Base Volume:						
Pounds (000)	437,381	374,565	240,745	231,485	231,485	826,733
Metric tons	198,393	169,900	109,200	105,000	105,000	375,000
Percent of capacity	28%	22%	14%	14%	14%	10%
Potential additional volume: (2)						
Pounds (000)	55,556	111,113	220,903	231,485	231,485	826,733
Metric tons	25,200	50,400	100,200	105,000	105,000	375,000
Percent of capacity	4%	7%	13%	14%	14%	10%

(1) The forward priced sales in 2006 exclude January 2006 shipments to customers that are priced based upon the prior month's market price.

(2) Certain financial contracts included in the forward priced sales base volume for the period 2006 through 2015 contain clauses that trigger potential additional sales volume when the market price for a contract month is above the base contract ceiling price. These contacts will be settled monthly and, if the market price exceeds the ceiling price for all contract months through 2015, the potential sales volume would be equivalent to the amounts shown above.

Primary Aluminum Financial Sales Contracts as of:

(Metric Tons)	December 31, 2005 Cash Flow Hedges	Derivatives	Total	December 31, 2004 Cash Flow Hedges	Derivatives	Total
2005	–	–	–	193,083	–	193,083
2006	142,750	51,000	193,750	142,750	25,200	167,950
2007	119,500	50,400	169,900	119,500	50,400	169,900
2008	9,000	100,200	109,200	9,000	75,000	84,000
2009	–	105,000	105,000	–	75,000	75,000
2010	–	105,000	105,000	–	75,000	75,000
2011-2015	–	375,000	375,000	–	–	–
Total	271,250	786,600	1,057,850	464,333	300,600	764,933

Our metals and natural gas risk management activities are subject to the control and direction of senior management. These activities are regularly reported to Century's board of directors.

This quantification of our exposure to the commodity price of aluminum is necessarily limited, as it does not take into consideration our inventory or forward delivery contracts, or the offsetting impact on the sales price of primary aluminum products. Because all of our alumina contracts, except Hawesville's alumina contract with Gramercy for Hawesville, are indexed to the LME price for primary aluminum, they act as a natural hedge for approximately 10% of our production. As of December 31, 2005, approximately 49% (excluding 25,200 metric tons of potential additional volume under our derivative sales contracts) of our production for 2006 was either hedged by the alumina contracts, Nordural electrical power and tolling contracts, and/or by fixed price forward delivery and financial sales contracts.

Nordural. Presently, substantially all of Nordural's revenues are derived from a Toll Conversion Agreement with a subsidiary of BHP Billiton Ltd. whereby Nordural converts alumina provided to it by BHP Billiton into primary aluminum for a fee based on the LME price for primary aluminum. Because of this agreement, Nordural's revenues are subject to the risk of decreases in the market price of primary aluminum; however, Nordural is not exposed to increases in the price for alumina, the principal raw material used in the production of primary aluminum. In addition, under its power contract, Nordural purchases power at a rate which is a percentage of the LME price for primary aluminum, providing Nordural with a natural hedge against downswings in the market for primary aluminum.

Nordural is exposed to foreign currency risk due to fluctuations in the value of the U.S. dollar as compared to the euro and the Icelandic krona. Under its Toll Conversion and power contracts, Nordural's revenues and power costs are based on the LME price for primary aluminum, which is denominated in U.S. dollars. There is no currency risk associated with these contracts. However, Nordural's labor costs are denominated in Icelandic krona and a portion of its anode costs are denominated in euros. As a result, an increase or decrease in the value of those currencies relative to the U.S. dollar would affect Nordural's operating margins.

Nordural does not currently have financial instruments to hedge commodity or currency risk. Nordural may hedge such risks in the future, including the purchase of aluminum put options to hedge Nordural's commodity risk.

Interest Rates

Interest Rate Risk. Century's primary debt obligations at December 31, 2005 were the $250.0 million of outstanding senior unsecured notes, $175.0 million of outstanding convertible notes, the Nordural debt, including $222.0 million of borrowings under Nordural's term loan facility, $8.1 million of borrowing under the revolving credit facility, and the $7.8 million in industrial revenue bonds. The senior unsecured notes and convertible notes bear a fixed rate of interest, so changes in interest rates do not subject Century to changes in future interest expense with respect to these borrowings. Borrowings under our revolving credit facility are at variable rates at a margin over LIBOR or the bank base rate, as defined in the revolving credit facility. The industrial revenue bonds bear interest at variable rates determined by reference to the interest rate of similar instruments in the industrial revenue bond market. At December 31, 2005, Nordural had approximately $231.0 million of long-term debt consisting primarily of obligations under the Nordural term loan facility. Borrowings under Nordural's term loan facility bear interest at a margin over the applicable Eurodollar rate. At December 31, 2005, Nordural had $224.1 million of liabilities which bear interest at a variable rate.

At December 31, 2005, Century had $240.0 million of variable rate borrowings. A hypothetical one percentage point increase in the interest rate would increase our annual interest expense by $2.4 million, assuming no debt reduction. We do not currently hedge our interest rate risk, but may do so in the future through interest rate swaps which would have the effect of fixing a portion of our floating rate debt.

Our primary financial instruments are cash and short-term investments, including cash in bank accounts and other highly rated liquid money market investments and government securities.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting for the company. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, a system of internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system of internal controls contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

As required by Section 404 of the Sarbanes-Oxley Act, management conducted an evaluation of the effectiveness of the system of internal controls over financial reporting for the year ended December 31, 2005. Management's evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, management concluded that our system of internal controls over financial reporting was effective as of December 31, 2005. Management's assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report under the heading "Report of Independent Registered Public Accounting Firm."

To the Board of Directors and Shareholders
of Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 3 to the consolidated financial statements, in 2005 the Company changed its method of accounting for its last-in, first out ("LIFO") inventory and, retroactively, restated the 2004 and 2003 consolidated financial statements for the change. Also, as discussed in Note 15 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Standards No. 143, Accounting for Asset Retirement Obligations.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Century Aluminum Company:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Century Aluminum Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report on those financial statements, dated March 14, 2006 expresses an unqualified opinion and includes an explanatory paragraph as to the change in method of accounting for inventory and the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Century Aluminum Company:

We have audited the accompanying consolidated balance sheets of Century Aluminum Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Century Aluminum Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 3 to the consolidated financial statements, in 2005 the Company changed its method of accounting for its last-in, first out ("LIFO") inventory and, retroactively, restated the 2004 and 2003 consolidated financial statements for the change. Also, as discussed in Note 15 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Standards No. 143, Accounting for Asset Retirement Obligations.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 14, 2006

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Share Data)	December 31, 2005	2004 Restated
Assets:		
Cash and cash equivalents	$ 17,752	$ 44,168
Restricted cash	2,028	1,678
Accounts receivable — net	83,016	79,576
Due from affiliates	18,638	14,371
Inventories	111,436	111,284
Prepaid and other current assets	23,918	10,055
Deferred taxes — current portion	37,705	24,642
Total current assets	294,493	285,774
Property, plant and equipment — net	1,070,158	806,250
Intangible asset — net	74,643	86,809
Goodwill	94,844	95,610
Other assets	143,293	58,110
Total	$ 1,677,431	$ 1,332,553
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable, trade	$ 61,919	$ 47,479
Due to affiliates	158,682	84,815
Accrued and other current liabilities	53,715	53,309
Long term debt — current portion	581	10,582
Accrued employee benefits costs — current portion	9,333	8,458
Convertible senior notes	175,000	175,000
Industrial revenue bonds	7,815	7,815
Total current liabilities	467,045	387,458
Senior unsecured notes payable	250,000	250,000
Nordural debt	230,436	80,711
Revolving credit facility	8,069	—
Accrued pension benefits costs — less current portion	10,350	10,685
Accrued postretirement benefits costs — less current portion	96,660	85,549
Due to affiliates – less current portion	337,416	30,416
Other liabilities	28,010	34,961
Deferred taxes	16,890	68,273
Total noncurrent liabilities	977,831	560,595
Contingencies and Commitments (Note13)		
Shareholders' Equity:		
Preferred stock (one cent par value, 5,000,000 shares authorized, and no shares outstanding)	—	—
Common stock (one cent par value, 100,000,000 shares authorized; 32,188,165 and 32,038,297 shares issued and outstanding at December 31, 2005 and 2004, respectively)	322	320
Additional paid-in capital	419,009	415,453
Accumulated other comprehensive loss	(91,418)	(52,186)
Retained earnings (accumulated deficit)	(95,358)	20,913
Total shareholders' equity	232,555	384,500
Total	$ 1,677,431	$ 1,332,553

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004	2003
(In Thousands, Except Per Share Amounts)		Restated	Restated
Net Sales:			
Third-party customers	$ 961,335	$ 897,538	$ 660,593
Related parties	171,027	163,209	121,886
	1,132,362	1,060,747	782,479
Cost of goods sold	970,685	875,460	739,109
Gross profit	161,677	185,287	43,370
Selling, general and administrative expenses	34,773	24,916	20,833
Operating income	126,904	160,371	22,537
Interest expense – third party	(25,668)	(39,946)	(41,269)
Interest expense – related party	—	(380)	(2,579)
Interest income	1,367	1,086	339
Net gain (loss) on forward contracts	(309,698)	(21,521)	25,691
Loss on early extinguishment of debt	(835)	(47,448)	—
Other income (expense) — net	275	(1,305)	(688)
Income (loss) before income taxes, minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	(207,655)	50,857	4,031
Income tax benefit (expense)	80,697	(18,196)	(1,095)
Income (loss) before minority interest, equity in earnings of joint venture and cumulative effect of change in accounting principle	(126,958)	32,661	2,936
Minority interest	—	—	986
Equity in earnings of joint venture	10,703	821	—
Income (loss) before cumulative effect of change in accounting principle	(116,255)	33,482	3,922
Cumulative effect of change in accounting principle, net of tax benefit of $3,430	—	—	(5,878)
Net income (loss)	(116,255)	33,482	(1,956)
Preferred dividends	—	(769)	(2,000)
Net income (loss) applicable to common shareholders	$ (116,255)	$ 32,713	$ (3,956)
Earnings (Loss) Per Common Share:			
Basic and Diluted:			
Income (loss) before cumulative effect of change in accounting principle	$ (3.62)	$ 1.14	$ 0.09
Cumulative effect of change in accounting principle	—	—	(0.28)
Net income (loss)	$ (3.62)	$ 1.14	$ (0.19)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in Thousands)	Comprehensive Income (Loss)	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, December 31, 2002 (Restated)		$ 25,000	$ 211	$172,133	$ 1,173	$ (7,291)	$ 191,226
Comprehensive income (loss) – 2003							
Net loss – 2003	$ (1,956)					(1,956)	(1,956)
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $2,171 in tax	(3,940)						
Net amount reclassified to income, net of $3,531 in tax	(6,262)						
Minimum pension liability adjustment, net of $(1,371) in tax	3,807						
Other comprehensive loss	(6,395)				(6,395)		(6,395)
Total comprehensive loss	$ (8,351)						
Dividends on common stock						(11)	(11)
Issuance of common stock – compensation plans				1,005			1,005
Balance, December 31, 2003 (Restated)		$ 25,000	$ 211	$173,138	$ (5,222)	$ (9,258)	$ 183,869
Comprehensive income (loss) – 2004							
Net income – 2004	$ 33,482					33,482	33,482
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $29,380 in tax	(51,554)						
Net amount reclassified to income, net of $(2,196) in tax	3,950						
Minimum pension liability adjustment, net of $(360) in tax	640						
Other comprehensive loss	(46,964)				(46,964)		(46,964)
Total comprehensive loss	$ (13,482)						
Dividends on common stock						(42)	(42)
Dividends on preferred stock						(3,269)	(3,269)
Preferred stock conversion		(25,000)	14	24,986			
Issuance of common stock – equity offering			90	208,121			208,211
Issuance of common stock – compensation plans			5	9,208			9,213
Balance, December 31, 2004 (Restated)		$ —	$ 320	$415,453	$ (52,186)	$ 20,913	$ 384,500
Comprehensive income (loss) – 2005							
Net loss – 2005	$(116,255)					(116,255)	(116,255)
Other comprehensive income (loss):							
Net unrealized loss on financial instruments, net of $36,420 in tax	(64,710)						
Net amount reclassified to income, net of $(14,655) in tax	25,365						
Minimum pension liability adjustment, net of $63 in tax	(113)						
Other comprehensive loss	(39,232)				(39,232)		(39,232)
Total comprehensive loss	$(155,487)						
Dividends on common stock						(16)	(16)
Issuance of common stock – compensation plans			2	3,556			3,558
Balance, December 31, 2005		$ —	$ 322	$419,009	$ (91,418)	$(95,358)	$ 232,555

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)	Year Ended December 31, 2005	2004 Restated	2003 Restated
Cash Flows from Operating Activities:			
Net income (loss)	$ (116,255)	$ 33,482	$ (1,956)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Unrealized net loss on forward contracts	306,756	2,405	6,325
Depreciation and amortization	56,533	50,254	51,264
Deferred income taxes	(59,834)	11,818	387
Pension and other post retirement benefits	12,381	8,040	10,986
Workers' compensation	(1,572)	820	1,426
(Gain) loss on disposal of assets	(32)	761	1,040
Non-cash loss on early extinguishment of debt	253	9,659	—
Minority interest	—	—	(986)
Cumulative effect of change in accounting principle	—	—	9,308
Change in operating assets and liabilities:			
Accounts receivable — net	(3,440)	(19,440)	(5,130)
Due from affiliates	(4,267)	(3,623)	(2,155)
Inventories	(152)	(16,023)	(5,616)
Prepaids and other assets	(10,092)	(3,590)	(261)
Accounts payable, trade	8,528	2,602	(2,928)
Due to affiliates	920	16,179	3,660
Accrued and other current liabilities	(32,664)	13,614	8,970
Other — net	(22,127)	(1,130)	13,045
Net cash provided by operating activities	134,936	105,828	87,379
Cash Flows from Investing Activities:			
Purchase of property, plant, and equipment	(18,027)	(15,240)	(18,858)
Nordural expansion	(280,086)	(59,784)	—
Business acquisitions, net of cash acquired	(7,000)	(198,584)	(59,837)
Restricted cash deposits	(350)	(1,678)	—
Proceeds from sale of property, plant, and equipment	124	—	—
Net cash used in investing activities	(305,339)	(275,286)	(78,695)
Cash Flows From Financing Activities:			
Borrowings of long-term debt	222,937	425,883	—
Repayment of long-term debt – third party	(83,279)	(425,881)	—
Repayment of long-term debt – related party	—	(14,000)	(26,000)
Net borrowing under revolving credit facility	8,069	—	—
Financing fees	(5,132)	(13,062)	(297)
Issuance of common stock	1,408	215,793	736
Dividends	(16)	(3,311)	(11)
Net cash provided by (used in) financing activities	143,987	185,422	(25,572)
Increase (Decrease) in Cash and Cash Equivalents	(26,416)	15,964	(16,888)
Cash and Cash Equivalents, Beginning of Year	44,168	28,204	45,092
Cash and Cash Equivalents, End of Year	$ 17,752	$ 44,168	$ 28,204

See notes to consolidated financial statements.

Years Ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, except Per Share Amounts)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation Century Aluminum Company ("Century," "we" or "us") is a holding company, whose principal subsidiaries are Century Aluminum of West Virginia, Inc. ("Century of West Virginia"), Berkeley Aluminum, Inc. ("Berkeley"), Century Kentucky, Inc. ("Century Kentucky") and Nordural ehf ("Nordural"). Century of West Virginia operates a primary aluminum reduction facility in Ravenswood, West Virginia ("Ravenswood"). Berkeley holds a 49.7% interest in a partnership which operates a primary aluminum reduction facility in Mt. Holly, South Carolina ("Mt. Holly") and a 49.7% undivided interest in the property, plant, and equipment comprising Mt. Holly. The remaining interest in the partnership and the remaining undivided interest in Mt. Holly are owned by Alumax of South Carolina, Inc., a subsidiary of Alcoa ("ASC"). ASC manages and operates Mt. Holly pursuant to an Owners Agreement, prohibiting the disposal of the interest held by any of the owners without the consent of the other owners and providing for certain rights of first refusal. Pursuant to the Owners Agreement, each owner furnishes their own alumina, for conversion to aluminum, and is responsible for our their pro rata share of the operating and conversion costs.

Prior to April 1996, we were an indirect, wholly-owned subsidiary of Glencore International AG ("Glencore" and, together with its subsidiaries, the "Glencore Group"). In April 1996, we completed an initial public offering of our common stock. At December 31, 2005, Glencore owned 29.0% of Century's outstanding common stock. Century and Glencore enter into various transactions such as the purchase and sale of primary aluminum, alumina and forward primary aluminum financial sales contracts.

Our historical results of operations included in the accompanying consolidated financial statements may not be indicative of the results of operations to be expected in the future.

Principles of Consolidation The consolidated financial statements include the accounts of Century Aluminum Company and our subsidiaries, after elimination of all significant intercompany transactions and accounts. Berkeley's interest in the Mt. Holly partnership and our interest in the Gramercy and St. Ann Bauxite joint ventures, see Note 2, are accounted for under the equity method. Our equity in the earnings of St. Ann Bauxite is recorded net of Jamaican taxes. There are no material undistributed earnings in the Mt. Holly partnership or the Gramercy and St. Ann Bauxite joint ventures.

Revenue Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. In some instances, we invoice our customers prior to physical shipment of goods. In such instances, revenue is recognized only when the customer has specifically requested such treatment and has made a fixed commitment to purchase the product. The goods must be complete, ready for shipment and physically separated from other inventory with risk of ownership passing to the customer. We must retain no performance obligations and a delivery schedule must be obtained. Sales returns and allowances are treated as a reduction of sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents Cash equivalents are comprised of cash and short-term investments having maturities of less than 90 days at the time of purchase. The carrying amount of cash equivalents approximates fair value.

Accounts Receivable The accounts receivable are net of an allowance for uncollectible accounts of $1,000 and $1,020 at December 31, 2005 and 2004, respectively.

Inventories The majority of our inventories, including alumina and aluminum inventories, are stated at the lower of cost (using the first-in, first-out ("FIFO") method) or market. The remaining inventories (principally supplies) are valued at the lower of average cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses included in earnings. Maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is provided for by the straight-line method over the following estimated useful lives:

Buildings and improvements	14 to 45 years
Machinery and equipment	5 to 22 years

We periodically evaluate the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a separately identifiable, long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Goodwill and Intangible Asset We recognized $94,844 of goodwill in the Nordural acquisition, see Note 2. In the first quarter of 2005, goodwill decreased $766 from previously recorded amounts as the result of asset allocation adjustments. We will annually test our goodwill for impairment in the second quarter of the fiscal year and other times whenever events or circumstances indicate that the carrying amount of goodwill may exceed its fair value. If the carrying value of goodwill exceeds its fair value, an impairment loss will be recognized. The fair value is estimated using market comparable information.

The intangible asset consists of the power contract acquired in connection with our acquisition of the Hawesville facility ("Hawesville"). The contract value is being amortized over its term (10 years) using a method that results in annual amortization equal to the percentage of a given year's expected gross annual benefit to the total as applied to the total recorded value of the power contract. As of December 31, 2005 and 2004, the gross carrying amount of the intangible asset was $155,986 and $153,592, respectively, with accumulated amortization of $81,343 and $66,783, respectively. In April 2005, we made a $7,000 post-closing payment to the Southwire Company ("Southwire"), a privately held wire and cable manufacturing company, related to the acquisition of Hawesville. This payment satisfied in full our obligation to pay contingent consideration to Southwire under the acquisition agreement. This post-closing payment obligation was allocated to the acquired fixed assets and intangible asset based on the allocation percentages used in the original acquisition. The gross carrying amount of the intangible asset increased $2,394 as a result of this liability.

For the years ended December 31, 2005, 2004 and 2003, amortization expense for the intangible asset totaled $14,561, $12,327, and $18,680, respectively. The estimated aggregate amortization expense for the intangible asset for the following five years is as follows:

Estimated Amortization Expense:

For the year ending 12/31/06	$ 13,048
For the year ending 12/31/07	13,991
For the year ending 12/31/08	15,076
For the year ending 12/31/09	16,149
For the year ending 12/31/10	16,379

The intangible asset is reviewed for impairment in accordance with SFAS 142, "Goodwill and Other Intangible Assets," whenever events or circumstances indicate that its net carrying amount may not be recoverable.

Other Assets At December 31, 2005 and 2004, other assets consist primarily of Century's investment in the Mt. Holly partnership, the investment in the Gramercy and St. Ann Bauxite joint venture, deferred financing costs, deferred tax assets, deferred pension assets, and intangible pension assets. Our equity share of the undistributed earnings (loss) increases (decreases) the investment in the joint venture. Deferred financing costs are amortized on a straight-line basis over the life of the related financing. In 2005 and 2004, we recorded an additional minimum liability related to employee pension plan obligations as required under SFAS No. 87.

We account for our 49.7% interest in the Mt. Holly partnership using the equity method of accounting. Additionally, our 49.7% undivided interest in certain property, plant and equipment of Mt. Holly is held outside of the partnership and the undivided interest in these assets of the facility is accounted for in accordance with the EITF Issue No. 00-01, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." Accordingly, the undivided interest in these assets and the related depreciation are being accounted for on a proportionate gross basis.

Income Taxes We account for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating our ability to realize deferred tax assets, we use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

During the second quarter of 2005, we determined that certain Nordural earnings would remain invested outside the United States indefinitely.

Tax reserves have been established which we believe to be adequate in relation to the potential for additional assessments. Once established, reserves are adjusted only when there is more information available or when an event occurs necessitating a change to the reserves.

Postemployment Benefits We provide certain postemployment benefits to former and inactive employees and their dependents during the period following employment, but before retirement. These benefits include salary continuance, supplemental unemployment and disability healthcare. Postemployment benefits are accounted for in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The statement requires recognition of the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of the employee.

Forward Contracts and Financial Instruments We routinely enter into fixed and market priced contracts for the sale of primary aluminum and the purchase of raw materials in future periods. We also enter into fixed price financial sales contracts to be settled in cash to manage our exposure to changing primary aluminum prices. We have also entered into financial purchase contracts for natural gas to be settled in cash to manage our exposure to changing natural gas prices.

All aluminum-based financial and physical delivery contracts are marked-to-market using the LME spot and forward market for primary aluminum. Because there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium. The forward natural gas purchase contracts are marked-to-market using the NYMEX spot and forward market for natural gas. Fluctuations in the NYMEX price of natural gas can have a significant impact on gains and losses included in our financial statements from period to period.

Certain financial sales contracts for primary aluminum and all financial purchase contracts for natural gas have been designated as cash flow hedges in accordance with the provisions of SFAS No. 133 (as amended). We assess the effectiveness of these cash flow hedges quarterly. To the extent such cash flow hedges are effective, unrealized gains and losses on the financial sales contracts are deferred in the balance sheet as accumulated other comprehensive income until the hedged transaction occurs when the realized gain or loss is recognized as revenue or cost of goods sold, as applicable, in the Statement of Operations. Any ineffective portion of the gain or loss is reported in earnings immediately. Mark-to-market gains and losses are recorded in net gain (loss) on forward contracts in the period delivery is no longer deemed probable.

The aluminum-based financial and physical delivery contracts that are not designated cash flow hedges or do not qualify for cash flow hedge treatment, as provided for in current accounting standards, are marked-to-market monthly. Fluctuations in the LME price of primary aluminum have a significant impact on gains and losses included in our financial statements from period to period. Unrealized gains and losses are included in net gain (loss) on forward contracts.

The effectiveness of our hedges is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in value of the hedged item. If high correlation ceases to exist, then gains or losses will be recorded in net gain (loss) on forward contracts. To date, high correlation has always been achieved. During 2005 and 2004, we did not recognize any gains or losses for ineffective portions of hedging instruments. As of December 31, 2005 and 2004, we had recorded in other comprehensive income deferred losses of $88,458 and $49,113, respectively, on our cash flow hedges, net of tax.

Financial Instruments Our financial instruments (principally receivables, payables, debt related to industrial revenue bonds (the "IRBs") and forward financial contracts) are carried at amounts that approximate fair value. At December 31, 2005, our 7.5% senior unsecured notes due 2014 and 1.75% convertible senior notes due 2024 had carrying amounts of $250,000 and $175,000, respectively. At December 31, 2005, the estimated fair value of the 7.5% senior unsecured notes due 2014 and 1.75% convertible senior notes due 2024 were $249,375 and $177,734, respectively.

Concentration of Credit Risk Financial instruments, which potentially expose Century to concentrations of credit risk, consist principally of cash investments and trade receivables. We place our cash investments with highly rated financial institutions. At times, such investments may be in excess of the FDIC insurance limit. Our limited customer base increases our concentrations of credit risk with respect to trade receivables. We routinely assess the financial strength of our customers.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation We elected not to adopt the recognition provisions for employee stock-based compensation as permitted in SFAS No. 123, "Accounting for Stock-Based Compensation," but have adopted SFAS No. 123(R), "Share-Based Payment" effective January 1, 2006. As such, through December 31, 2005, we accounted for stock based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." No compensation cost has been recognized for the stock option portions of the plan because the exercise prices of the stock options granted

		2005	2004 Restated	2003 Restated
Net income (loss) applicable to common shareholders	As Reported	$ (116,255)	$ 32,713	$ (3,956)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects		2,840	1,767	1,441
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(3,570)	(2,148)	(2,106)
Pro forma net income (loss)		$ (116,985)	$ 32,332	$ (4,621)
Basic income (loss) per share	As Reported	$ (3.62)	$ 1.14	$ (0.19)
	Pro Forma	$ (3.64)	$ 1.13	$ (0.22)
Diluted income (loss) per share	As Reported	$ (3.62)	$ 1.14	$ (0.19)
	Pro Forma	$ (3.64)	$ 1.12	$ (0.22)

were equal to the market value of our stock on the date of grant. Had compensation cost for the Stock Incentive Plan, see Note 10, been determined using the fair value method provided under SFAS No. 123, our net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated above:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003:

	2005	2004	2003
Weighted average fair value per option granted during the year	$15.19	$ 14.12	$ 7.78
Dividends per quarter	$ 0.00	$ 0.00	$ 0.00
Risk-free interest rate	4.29%	3.54%	3.11%
Expected volatility	67%	70%	75%
Expected lives (in years)	5.5	5	5

Recently Adopted Accounting Standards In March 2005, the Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies certain guidance used in SFAS No. 143, "Accounting for Asset Retirement Obligations." We adopted FIN 47 in December 2005 and recorded an adjustment to our asset retirement obligations.

When we initially adopted SFAS No. 143 in 2003, we recognized asset retirement obligations related to the disposal of spent pot liner used in the reduction cells of our facilities. In our initial calculation of the asset retirement obligations, we included our costs to remove the spent potliner as part of our asset retirement obligations. Under FIN 47, these removal costs should not have been included in our asset retirement obligations and should have been accounted for as maintenance costs. The adoption of FIN 47 did not have a material effect on our financial position, statement of operations, and liquidity.

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment."This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." This statement focuses primarily on accounting for transactions in which a company obtains services in share-based payment transactions. This Statement will require us to recognize the grant date fair value of an award of equity-based instruments to employees and the cost will be recognized over the period in which the employees are required to provide service. The Statement is effective for fiscal year 2006 and thereafter.

We have adopted SFAS No. 123 (R) effective January 1, 2006. We have elected to use the Modified Prospective Application Method. Under this method, we will recognize the fair value of employee stock-based compensation awards as compensation cost beginning January 1, 2006. SFAS No. 123 (R) will apply to new awards granted subsequent to our adoption and for any portion of previous awards that had not vested as of January 1, 2006. The compensation cost recognized from the unvested awards will be based on the original grant-date fair value used to calculate our pro forma financial disclosure under SFAS No. 123. Over the next three years, we will recognize stock-based compensation expense before income tax benefit of approximately $3,288 ($1,760 in 2006, $1,217 in 2007, and $311 in 2008) related to the unvested stock option awards outstanding at December 31, 2005.

Recently Issued Accounting Standard In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting treatment for certain inventory costs. In addition, the Statement requires that the allocation of production overheads be based on the facilities' normal production capacity. The Statement is effective for fiscal year 2006 and thereafter. We are currently assessing the Statement and have not yet determined the impact of adopting SFAS No. 151 on our financial position and results of operations,

Foreign Currency Our Nordural subsidiary located in Iceland uses the U.S. Dollar as its functional currency. Certain operating and construction expenses are denominated and payable in foreign currencies. For example, Nordural's revenues are denominated in U.S. Dollars, while its labor costs are denominated in Icelandic krona and a portion of its anode costs are denominated in euros. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise and result in transaction gains and losses which are reflected in the Consolidated Statement of Operations.

2. Acquisitions

The Gramercy Acquisition

On October 1, 2004, Century and Falconbridge Limited (successor by merger to Noranda Inc., "Falconbridge") completed the joint purchase of the Gramercy, Louisiana alumina refinery ("Gramercy") owned by Kaiser Aluminum and Chemical Corporation ("Kaiser") and Kaiser's 49% interest in a Jamaican bauxite mining partnership ("St. Ann Bauxite"). The purchase price was $23.0 million, subject to working capital adjustments. Century and Falconbridge each paid one-half of the purchase price. All of the bauxite mined by the partnership is used for the production of alumina at the Gramercy refinery and at a third party refinery in Texas. The Gramercy refinery chemically refines bauxite into alumina, the principal raw material in the production of primary aluminum. Hawesville purchases virtually all of its alumina requirements from Gramercy. We use the equity method of accounting for our investment in Gramercy and St. Ann Bauxite.

Nordural Acquisition

On April 27, 2004, we completed the acquisition of Nordural from Columbia Ventures Corporation. Nordural is an Icelandic company that owns and operates a primary aluminum reduction facility located in Grundartangi, Iceland. The results of operations of Nordural are included in our Statement of Operations beginning April 28, 2004.

We accounted for the acquisition as a purchase using the accounting standards established in SFAS No. 141, "Business Combinations." We recognized $94,844 of goodwill in the transaction. None of the goodwill is expected to be deductible for Icelandic tax purposes; however, all of the goodwill is expected to be deductible for U.S. tax purposes.

The purchase price for Nordural was $195,346, allocated as follows:

Allocation of Purchase Price:	
Current assets	$ 41,322
Property, plant and equipment	276,597
Goodwill	94,844
Current liabilities	(25,848)
Long-term debt	(177,898)
Other non-current liabilities	(13,671)
Total purchase price	$ 195,346

The following tables represent the unaudited pro forma results of operations for the years ended December 31, 2004 and 2003 assuming the acquisition occurred on January 1, 2003. The unaudited pro forma amounts may not be indicative of the results that actually would have occurred if the transaction described above had been completed and in effect for the periods indicated.

	Year ended December 31,	
(unaudited)	*2004*	*2003*
Net sales	$ 1,099,122	$ 883,418
Income before cumulative effect of change in accounting principle	40,298	18,040
Net income	40,298	12,162
Net income available to common shareholders	39,529	10,162
Earnings per share:		
Basic	$ 1.25	$ 0.34
Diluted	$ 1.25	$ 0.34

The Acquisition of Glencore interest in Hawesville

On April 1, 2003, we completed the acquisition of the remaining 20% interest in Hawesville. The operating results of the 20% interest in Hawesville have been included in our consolidated financial statements from the date of acquisition. Century paid a purchase price of $99,400 which it financed with approximately $59,400 of available cash and $40,000 from a note payable to Glencore. We made the final payment on the note in April 2004. In connection with the acquisition, we assumed all of Glencore's obligations related to the 20% interest in Hawesville.

3. Change in Accounting Principle

During the second quarter of fiscal 2005, we changed our method of inventory costing from last-in-first-out (LIFO) to first-in-first-out (FIFO). We believe that using the FIFO method provides better matching of expenses and revenues and provides more consistent inventory costing on a company-wide basis. Prior to the change, approximately 69% of our inventory was valued based upon the LIFO method. Our net loss for the year ended December 31, 2005 would have increased $6,318 to $122,573 had we reported using the LIFO method of inventory costing. The change has been applied retroactively and the financial statements have been restated for all prior periods presented. The effect of the change on net income for 2004 and 2003 is as follows:

	Year ended December 31, 2004	2003
Net income (loss) applicable to common shareholders as reported	$ 27,202	$ (1,034)
Change in inventory costing method, net of tax	5,511	(2,922)
Net income (loss) applicable to common shareholders as restated	$ 32,713	$ (3,956)
Basic and Diluted earnings (loss) per share as reported	$ 0.95	$ (0.05)
Change in inventory costing method, net of tax	0.19	(0.14)
Basic and Diluted earnings (loss) per share as restated	$ 1.14	$ (0.19)

4. *Inventories*

Inventories, at December 31, consist of the following:

	2005	2004 Restated
Raw materials	$ 47,352	$ 48,631
Work-in-process	11,461	10,215
Finished goods	5,446	8,954
Operating and other supplies	47,177	43,484
	$ 111,436	$ 111,284

Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

5. *Property, Plant and Equipment*

Property, plant and equipment, at December 31, consist of the following:

	2005	2004
Land and improvements	$ 13,652	$ 13,412
Buildings and improvements	122,356	116,695
Machinery and equipment	856,577	849,815
Construction in progress	358,674	68,718
	1,351,259	1,048,640
Less accumulated depreciation	(281,101)	(242,390)
	$ 1,070,158	$ 806,250

For the years ended December 31, 2005 and 2004, we recorded depreciation expense of $41,972 and $37,927, respectively.

At December 31, 2005 and 2004, the cost of property, plant and equipment includes $157,162 and $154,209, respectively, and accumulated depreciation includes $64,932 and $57,102, respectively, representing our undivided interest in the property, plant and equipment comprising Mt. Holly.

6. *Debt*

See chart at the top of the following page.

In September 2005, we replaced our revolving credit facility that was due to expire in March 2006 with a new $100,000 senior secured revolving credit facility ("Credit Facility") with a syndicate of banks. The Credit Facility will mature September 19, 2010. Our obligations under the Credit Facility are unconditionally guaranteed by our domestic subsidiaries (other than Century Aluminum Holdings, Inc., Century Louisiana, Inc., and Nordural US LLC) and secured by a first priority security interest in all accounts receivable and inventory belonging to Century and our subsidiary borrowers. The availability of funds under the Credit Facility is subject to a $15,000 reserve and limited by a specified borrowing base consisting of certain eligible accounts receivable and inventory. Borrowings under the Credit Facility are, at our option, at the LIBOR rate or bank base rate, plus or minus in each case an applicable margin. The Credit Facility is subject to customary covenants, including limitations on capital expenditures, additional indebtedness, affiliate transactions, liens, guarantees, mergers and acquisitions, dividends, distributions, capital redemptions and investments. We had $8,069 outstanding borrowings under the Credit Facility as of December 31, 2005 with an interest rate of 7.00%. As of December 31, 2005, we had a borrowing availability of $91,931 under the Credit Facility. We pay a commitment fee for the unused portion of the line.

Refinanced Secured First Mortgage Notes

In August 2004, we completed a tender offer and consent solicitation for our 11.75% senior secured first mortgage notes due 2008 (the "Notes"). The principal purpose of the tender offer and consent solicitation was to refinance Century's outstanding Notes with debt bearing a lower interest rate, thereby reducing our annual interest expense.

Following the tender offer, we had outstanding a principal amount of $9,945 of Notes. On April 15, 2005, we exercised our right to call the remaining Notes at 105.875% of the principal balance, plus accrued and unpaid interest.

We financed the tender offer and consent solicitation with a portion of the proceeds from the private placement of our 7.5% Senior Unsecured Notes due 2014 ("Senior Unsecured Notes") in the aggregate principal amount of $250,000 and 1.75% Senior Convertible Notes due 2024 ("Convertible Notes") in the aggregate principal amount of $175,000. We used the remaining proceeds from these offerings and available cash to repay a portion of the out standing debt at Nordural and for general corporate purposes.

	December 31, 2005	December 31, 2004
Debt classified as current liabilities:		
1.75% convertible senior notes due 2024, interest payable semiannually (1)(2)(5)(7)	$ 175,000	$ 175,000
Hancock County industrial revenue bonds due 2028, interest payable quarterly (variable interest rates (not to exceed 12%)) (1)	7,815	7,815
Current portion of long-term debt (3)(7)	581	10,582
Long-term debt:		
7.5% senior unsecured notes payable due 2014, interest payable semiannually (5)(7)(9)	250,000	250,000
Nordural		
Senior term loan facility maturing in 2010, variable interest rate, principal and interest payments due semiannually through 2010 (4)(6)(8)	222,000	–
Nordural		
Senior term loan facility maturing in 2018, variable interest rate, principal and interest payments due semiannually through 2018	–	68,494
Nordural		
Various loans, with interest rates ranging from 2.70% to 6.75% due 2012 to 2020, less current portion	8,436	12,217
Borrowings under revolving credit facility (7)	8,069	–
Total Debt	$ 671,901	$ 524,108

(1) The IRBs are classified as current liabilities because they are remarketed weekly and could be required to be repaid upon demand if there is a failed remarketing. The convertible notes are classified as current because they are convertible at any time by the holder. The IRB interest rate at December 31, 2005 was 3.81%.

(2) The convertible notes are convertible at any time by the holder at an initial conversion rate of 32.7430 shares of Century common stock per one thousand dollars of principal amount of convertible notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of Century common stock. Upon conversion of a convertible note, the holder of such convertible note shall receive cash equal to the principal amount of the convertible note and, at our election, either cash or Century common stock, or a combination thereof, for the convertible notes conversion value in excess of such principal amount, if any.

(3) In April 2005, we exercised our right to call the remaining $9,945 of 11.75% senior secured first mortgage notes due 2008 that remained outstanding at 105.875% of the principal balance, plus accrued and unpaid interest. The 11.75% senior secured first mortgage notes, less unamortized discounts on the notes of $67, were classified as a current liability at December 31, 2004 based on our intention to call the notes.

(4) All outstanding principal must be repaid at final maturity on February 28, 2010.

(5) The obligations of Century pursuant to the notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing domestic restricted subsidiaries.

(6) Nordural's obligations under the term loan facility are secured by a pledge of all of Nordural's shares pursuant to a share pledge agreement with the lenders. In addition, substantially all of Nordural's assets are pledged as security under the loan facility.

(7) The indentures governing these obligations contain customary covenants, including limitations on our ability to incur additional indebtedness, pay dividends, sell assets or stock of certain subsidiaries and purchase or redeem capital stock.

(8) Senior term loan interest rate at December 31, 2005 was 5.93%. Nordural's $365.0 million loan facility contains customary covenants, including limitations on additional indebtedness, investments, capital expenditures (other than related to the expansion project), dividends, and hedging agreements. Nordural is also subject to various financial covenants, including a net worth covenant and certain maintenance covenants, including minimum interest coverage and debt service coverage beginning as of December 31, 2006. Nordural is required to make the following minimum repayments of principal on the facility: $15.5 million on February 28, 2007 and $14.0 million on each of August 31, 2007, February 29, 2008, August 31, 2008, February 28, 2009, August 31, 2009, and all remaining outstanding principal amount on February 28, 2010.

(9) On or after August 15, 2009, we may redeem any of the senior notes, in whole or in part, at an initial redemption price equal to 103.75% of the principal amount, plus accrued and unpaid interest. The redemption price will decline each year after 2009 and will be 100% of the principle amount, plus accrued and unpaid interest, beginning on August 15, 2012.

In 2005 and 2004, we recognized a loss on early extinguishment of debt of $835 and $47,448, respectively, related to the refinancing of the 11.75% senior secured first mortgage notes due 2008. The loss was composed of the following:

	2005	2004
Purchase price premium, less consent fee	$ 582	$ 30,516
Consent payments	—	6,301
Write-off of capitalized financing fees	190	7,373
Write-off of bond discount	63	2,286
Other tender costs	—	972
	$ 835	$ 47,448

Principal Payments on Long Term Debt

Principal payments on our long term debt in the next five years and thereafter are shown below:

	Total	2006	2007	2008	2009	2010	Thereafter
7.5% senior notes due August 2014	$ 250,000	$ —	$ —	$ —	$ —	$ —	$250,000
Nordural debt	230,436	–	30,105	28,631	28,658	137,186	5,856
Borrowing under revolving credit facility	8,069	—	—	—	—	8,069	—
Total	$ 488,505	$ —	$ 30,105	$ 28,631	$ 28,658	$145,255	$255,856

7. Accumulated Other Comprehensive Loss at December 31

Components of Accumulated Other Comprehensive Loss:

	2005	2004
Unrealized loss on financial instruments, net of tax of $49,776 and $28,011	$ (88,458)	$ (49,113)
Minimum pension liability adjustment, net of tax of $1,665 and $1,728	(2,960)	(3,073)
	$ (91,418)	$ (52,186)

8. Pension and Other Postretirement Benefits

Pension Benefits

We maintain noncontributory defined benefit pension plans for all of our domestic hourly and salaried employees. For the domestic salaried employees, plan benefits are based primarily on years of service and average compensation during the later years of employment. For hourly employees at Ravenswood, plan benefits are based primarily on a formula that provides a specific benefit for each year of service. Our funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. Plan assets consist principally of U.S. equity securities, growth funds and fixed income accounts. In addition, we provide supplemental executive retirement benefits ("SERB") for certain executive officers. We use a measurement date of December 31st to determine the pension and OPEB benefit liabilities.

The hourly employees at Hawesville are part of a United Steelworkers of America ("USWA") sponsored multi-employer plan. Our contributions to the plan are determined at a fixed rate per hour worked. During the years ended December 31, 2005, 2004 and 2003, we contributed $1,531, $1,454 and $1,407, respectively, to the plan, and had no outstanding liability at year end.

As of December 31, 2005 and 2004, our accumulated pension benefit obligation exceeded the fair value of the pension plan assets at year end. At December 31, 2005 and 2004, we recorded a minimum pension liability, which related to Mt. Holly and the SERB plan, of $2,960 and $3,073, net of tax, respectively, which is included in other compre-

	Pension 2005	Pension 2004	OPEB 2005	OPEB 2004
Change in benefit obligation				
Benefit obligation at beginning of year	$ 80,293	$ 67,249	$ 147,936	$ 117,525
Service cost	4,015	3,369	5,032	4,082
Interest cost	4,676	4,261	8,878	7,336
Plan changes	1,893	114	—	(4,717)
Losses	3,612	8,379	21,828	28,467
Benefits paid	(3,281)	(3,079)	(5,224)	(4,757)
Benefit obligation at end of year	$ 91,208	$ 80,293	$ 178,450	$ 147,936
Change in plan assets				
Fair value of plan assets at beginning of year	$ 67,190	$ 53,095	$ —	$ —
Actual return (loss) on plan assets	3,492	7,321	—	—
Employer contributions	10,341	9,853	5,224	4,757
Benefits paid	(3,281)	(3,079)	(5,224)	(4,757)
Fair value of assets at end of year	$ 77,742	$ 67,190	$ —	$ —
Funded status of plans				
Funded status	$ (13,466)	$ (13,103)	$ (178,450)	$(147,936)
Unrecognized actuarial loss	18,237	12,852	81,363	63,248
Unrecognized transition obligation	—	60	—	—
Unrecognized prior service cost	3,540	4,549	(4,544)	(5,422)
Net asset (liability) recognized	$ 8,311	$ 4,358	$ (101,631)	$ (90,110)
Amounts Recognized in the Statement of Financial Position				
Prepaid benefit cost	$ 19,130	$ 15,043	$ —	$ —
Accrued benefit liability	(11,543)	(10,685)	(101,631)	(90,110)
Intangible asset	—	—	—	—
Accumulated other comprehensive loss	724	—	—	—
Net amount recognized	$ 8,311	$ 4,358	$ (101,631)	$ (90,110)

hensive income. In the future, the amount of the minimum pension liability will vary depending on changes in market conditions, performance of pension investments, and the level of company contributions to the pension plans. We evaluate and adjust the minimum pension liability on an annual basis.

Other Postretirement Benefits (OPEB)
In addition to providing pension benefits, we provide certain healthcare and life insurance benefits for substantially all domestic retired employees. We account for these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires companies to accrue the estimated cost of providing postretirement benefits during the working careers of those employees who could become eligible for such benefits when they retire. We fund these benefits as the retirees submit claims.

The change in benefit obligations and change in plan assets as of December 31 are shown in the chart at the bottom of the previous page.

Our pension plans projected benefit obligation, accumulated benefit obligation, and fair value of plan assets as of December 31 are as follows:

	Projected Benefit Obligation		*Accumulated Benefit Obligation*		*Fair Value of Plan assets*	
	2005	*2004*	*2005*	*2004*	*2005*	*2004*
Hourly pension plan	$ 46,227	$ 43,941	$ 45,768	$ 43,512	$ 48,464	$ 44,606
Salaried pension plan	32,140	27,300	26,609	22,579	29,278	22,584
Supplemental executive benefits pension plan ("SERB")	12,841	9,052	11,544	9,052	—	—

There are no plan assets in the SERB due to the nature of the plan.

Net periodic benefit costs were comprised of the following elements:

	Year Ended December 31,					
	Pension			*OPEB*		
	2005	*2004*	*2003*	*2005*	*2004*	*2003*
Service cost	$ 4,015	$ 3,369	$ 3,339	$ 5,032	$ 4,082	$ 3,757
Interest cost	4,676	4,261	3,761	8,878	7,336	6,823
Expected return on plan assets	(5,899)	(4,750)	(3,454)	—	—	—
Net amortization and deferral	3,596	1,167	2,055	2,836	1,493	1,148
Net periodic cost	$ 6,388	$ 4,047	$ 5,701	$ 16,746	$ 12,911	$ 11,728

Weighted average assumptions were used to determine benefit obligations at December 31:

	Pension Benefits		*OPEB*	
	2005	*2004*	*2005*	*2004*
Discount rate	5.50%	5.75%	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Weighted average assumptions were used to determine net periodic benefit cost for the years ended December 31:

	Pension			*OPEB*		
	2005	*2004*	*2003*	*2005*	*2004*	*2003*
Measurement date	12/31/2004	12/31/2003	12/31/2002	12/31/2004	12/31/2003	12/31/2002
Fiscal year end	12/31/2005	12/31/2004	12/31/2003	12/31/2005	12/31/2004	12/31/2003
Discount rate	5.75%	6.25%	6.50%	5.75%	6.25%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Expected return on plan assets	9.00%	9.00%	9.00%	—	—	—

In developing the long-term rate of return assumption for pension fund assets, we evaluated input from our actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on historical returns of broad equity and bond indices. We also considered our historical 10-year compound returns. We anticipate that our investments will generate long-term rates of return of 9.0%, based on target asset allocations discussed below.

Effect of Medicare Part D

Century's prescription drug programs are assumed to be actuarially equivalent and eligible for Medicare Part D subsidy as written into law on December 8, 2003. The approach used to measure this impact is based on our understanding of FASB Staff Position ("FSP') 106-2 published May 19, 2004. The impact was recognized during 2004 on a prospective basis. The effect of the Medicare Part D subsidy reduced the accumulated projected benefit obligation by $22,901, a decrease of approximately 12.8% for Century. In addition, FSP 106-2 requires that employers disclose the effect of the Medicare Part D subsidy on the components of net periodic benefit cost.

The following table shows the effect of the Medicare Part D Subsidy on the components of our 2005 net periodic postretirement benefit cost.

	Year Ended December 31, 2005	
	Included	*Excluded*
Service cost	$ 5,032	$ 5,650
Interest cost	8,878	9,999
Expected return on plan assets	—	—
Net amortization and deferral	2,836	3,968
Net periodic cost	$ 16,746	$ 19,617

For measurement purposes, medical cost inflation is initially 9%, declining to 5% over six years and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligations. A one-percentage-point change in the assumed health care cost trend rates would have had the following effects in 2006:

	One Percent Increase	*One Percent Decrease*
Effect on total of service and interest cost components	$ 1,381	$ (1,275)
Effect on accumulated postretirement benefit obligation	$ 32,915	$ (26,115)

We sponsor a tax-deferred savings plan under which eligible domestic employees may elect to contribute specified percentages of their compensation with Century providing matching contributions of 60% of the first 6% of a participant's annual compensation contributed to the savings plan. One half of our contribution is invested in the common stock of Century and the other half of our contribution is invested based on employee election. Our contributions to the savings plan were $560, $602 and $590 for the years ended December 31, 2005, 2004 and 2003, respectively. Shares of common stock of Century may be sold at any time. Employees are considered fully vested in the plan upon completion of two years of service. A year of service is defined as a plan year in which the employee works at least 1,000 hours.

Plan Assets

Our pension plans weighted average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	Pension Plan Assets At December 31,	
	2005	*2004*
Equity securities	65%	65%
Debt securities	35%	35%
	100%	100%

We seek a balanced return on plan assets through a diversified investment strategy. Our weighted average target allocation for plan assets is 65% equity securities and funds and 35% fixed income funds.

Our other postretirement benefit plans are unfunded. We fund these benefits as the retirees submit claims.

Pension and OPEB Cash Flows

Contributions We expect to contribute approximately $1,200 to our pension plans and approximately $5,000 to our other postretirement benefit plans for the year ending December 31, 2006.

Estimated Future Benefit Payments The following table provides the estimated future benefit payments for the pension and other postretirement benefit plans.

	Pension Benefits	*OPEB Benefits*
2006	$ 4,938	$ 4,969
2007	5,118	5,584
2008	5,348	6,177
2009	5,658	6,882
2010	5,741	7,572
Years 2011 – 2015	30,151	45,577

9. Shareholders' Equity

Preferred Stock Under our Restated Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, with a par value of one cent per share, in one or more series. The authorized, but unissued preferred shares may be issued with such dividend rates, conversion privileges, voting rights, redemption prices and liquidation preferences as the Board of Directors may determine, without action by shareholders. At December 31, 2005 and 2004, we had no outstanding Preferred Stock.

Common Stock In 2005, our shareholders voted to approve an amendment of our Restated Certificate of Incorporation to increase the total number of shares of common stock that Century has the authority to issue from 50 million to 100 million.

10. Stock Based Compensation

1996 Stock Incentive Plan We adopted the 1996 Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of awarding performance share units and granting qualified incentive stock options and nonqualified stock options to our salaried officers and other key employees. The Stock Incentive Plan was amended in 2005 and its term was extended four years through February 28, 2015. Additionally, the number of shares available for issuance was increased 2,000,000 shares to a total of 5,000,000 shares and non-employee directors will be eligible for awards under the Stock Incentive Plan, as amended. Granted stock options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates, and have a term of 10 years. The performance share units represent the right to receive common stock, on a one-for-one basis on their vesting dates.

The Stock Incentive Plan provides for grants of performance share units upon the passage of time or the attainment of certain established performance goals. As of December 31, 2005, approximately 518,000 performance share units have been authorized and will vest upon the attainment of the performance goals.

We recognized $4,437, $2,761, and $2,254 of expense related to the Stock Incentive Plan in 2005, 2004 and 2003, respectively. Service based performance share units do not affect the issued and outstanding shares of common stock until conversion at the end of the vesting periods. However, the service based performance share units are considered common stock equivalents and therefore are included, using the treasury stock method, in average common shares outstanding for diluted earnings per share computations. Goal based performance share units are not considered common stock equivalents until it becomes probable that performance goals will be obtained.

Non-Employee Directors Stock Option Plan We adopted a non-employee directors' stock option plan for the purpose of granting non-qualified stock options to non-employee directors. The number of shares available under this plan is 200,000, of which options for 179,000 shares have been awarded. The initial options vest one-third on the grant date and an additional one-third on each of the first and second anniversary dates. Subsequent options vest one-fourth each calendar quarter. Each option granted under this plan will be exercisable for a period of 10 years from the date of grant.

A summary of the status of our Stock Incentive Plan and the Non-Employee Directors Stock Option Plan as of December 31, 2005, 2004 and 2003 and changes during

	2005		*2004*		*2003*	
Options	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	321,430	$ 16.15	677,020	$ 12.94	691,200	$ 12.58
Granted	221,850	24.79	90,750	23.54	161,750	14.06
Exercised	(86,952)	13.07	(445,840)	12.73	(60,630)	12.48
Forfeited	(2,667)	22.14	(500)	7.98	(115,300)	12.70
Outstanding at end of year	453,661	$ 20.93	321,430	$ 16.15	677,020	$ 12.94

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Price	*Number Outstanding at 12/31/05*	*Weighted Avg. Remaining Contractual Life*	*Weighted Avg. Exercise Price*	*Number Exercisable at 12/31/05*	*Weighted Avg. Exercise Price*
$23.18 to $30.05	307,269	9.5 years	$ 24.45	108,063	$ 24.41
$12.86 to $19.01	98,890	4.4 years	$ 15.83	98,890	$ 15.83
$ 7.03 to $11.59	47,502	5.7 years	$ 8.81	47,502	$ 8.81
	453,661			254,455	

	For the fiscal year ended December 31,								
	2005			2004			2003		
				Restated			Restated		
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
Income (loss) before cumulative effect of change in accounting principle	$ (116,255)			$ 33,482			$ 3,922		
Less: Preferred stock dividends	—			(769)			(2,000)		
Basic EPS:									
Income (loss) applicable to common shareholders	(116,255)	32,136	$ (3.62)	32,713	28,668	$ 1.14	1,922	21,073	$ 0.09
Effect of Dilutive Securities:									
Plus: Incremental Shares from assumed conversion	—	—		—	—		—	—	
Options	—	—		—	107		—	26	
Diluted EPS:									
Income (loss) applicable to common shareholders with assumed conversion	$ (116,255)	32,136	$ (3.62)	$ 32,713	28,775	$ 1.14	$ 1,922	21,099	$ 0.09

the year ended on those dates is presented below:

11. Earnings (Loss) Per Share

Basic earnings per common share ("EPS") amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. In accordance with current accounting guidance, for the purpose of calculating EPS, the cumulative preferred stock dividends accumulated for the period were deducted from net income, as if declared. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive common shares outstanding. The table above provides a reconciliation of the computation of the basic and diluted earnings (loss) per share for income (loss) before cumulative effect of change in accounting principle (shares in thousands):

For the period ended December 31, 2005, 453,661 options to purchase common stock and 59,000 performance share grants were outstanding, but were excluded from the calculation of diluted earnings per share because of the antidilutive effect. For the periods ended December 31, 2004 and 2003, 2,500 and 59,750 options to purchase common stock, respectively, were excluded from the calculation of diluted earnings per share because of the antidilutive effect. In 2003, convertible preferred stock, convertible at the holder's option into 1,395,089 shares of our common stock, was excluded in the computation of dilutive EPS because of their antidilutive effect.

In 2005 and 2004, we assumed no conversion of our outstanding 1.75% convertible senior notes in calculating dilutive EPS because the conversion price had not been met.

12. Income Taxes

Significant components of the income tax expense, before minority interest, equity in earnings in joint venture, and cumulative effect of a change in accounting principle consist of the following:

	Year Ended December 31,		
	2005	2004	2003
		Restated	Restated
Current:			
U.S. federal current benefit (expense)	$ 18,136	$ (6,378)	$ —
State current benefit (expense)	2,727	—	(708)
Total current	20,863	(6,378)	(708)
Deferred:			
U.S. federal deferred benefit (expense)	61,325	(8,748)	(310)
Foreign deferred expense	(10,348)	(2,084)	—
State deferred benefit expense)	8,857	(986)	(77)
Total deferred tax benefit (expense)	59,834	(11,818)	(387)
Total income tax benefit (expense)	$ 80,697	$(18,196)	$ (1,095)

A reconciliation of the statutory U.S. Federal income tax rate to the effective income tax rate on income (loss) before cumulative effect of a change in accounting principle is as follows:

	2005	2004	2003
Federal statutory rate	35%	35%	35%
Effect of:			
Permanent differences	–	–	(19)
State taxes, net of Federal benefit	4	1	11
Foreign earnings not taxed	(7)	–	–
Foreign taxes	5	–	–
Equity earnings in joint ventures	2	–	–
	39%	36%	27%

Permanent differences primarily relate to our settlement of prior year tax examinations, meal and entertainment disallowance, certain state income tax credits and other nondeductible expenses.

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2005	2004 Restated
Deferred tax assets:		
Accrued postretirement benefit cost	$ 32,393	$ 17,721
Accrued liabilities	9,359	9,930
NOL carried forward	–	5,425
Pension	2,998	5,925
Derivative and hedging contracts	114,939	–
Foreign tax credit	16,459	11,359
Valuation allowance	(11,359)	(11,359)
Equity contra – other comprehensive loss	51,442	29,739
Other	1,304	–
Total deferred tax assets	217,535	68,740
Deferred tax liabilities:		
Tax over financial statement depreciation	(109,545)	(107,825)
Unrepatriated foreign earnings	(8,449)	(3,500)
Foreign basis differences	(10,566)	–
Other	(12,107)	(1,046)
Net deferred tax asset (liability)	$ 76,868	$ (43,631)

The net deferred tax asset of $76,868 at December 31, 2005, is net of a non-current deferred foreign income tax liability of $16,890 and includes $37,705 of current deferred tax assets and $56,053 of non-current deferred tax assets.

We have not recorded deferred income taxes applicable to unrepatriated foreign earnings that are permanently reinvested outside the United States. If Nordural's earnings were not permanently reinvested, an additional deferred tax liability of $7,015 would have been reported at December 31, 2005.

13. Contingencies and Commitments

Environmental Contingencies

We believe our current environmental liabilities do not have, and are not likely to have, a material adverse effect on our financial condition, results of operations or liquidity. However, there can be no assurance that future requirements or conditions at currently or formerly owned or operated properties will not result in liabilities which may have a material adverse effect.

Century Aluminum of West Virginia, Inc. ("Century of West Virginia") continues to perform remedial measures at Ravenswood pursuant to an order issued by the Environmental Protection Agency ("EPA") in 1994 (the "3008(h) Order"). Century of West Virginia also conducted a RCRA facility investigation ("RFI") under the 3008(h) Order evaluating other areas at Ravenswood that may have contamination requiring remediation. The RFI has been approved by appropriate agencies. Century of West Virginia has completed interim remediation measures at two sites identified in the RFI, and we believe no further remediation will be required. A Corrective Measures Study, which will formally document the conclusion of these activities, is being completed with the EPA. We believe a significant portion of the contamination on the two sites identified in the RFI is attributable to the operations of third parties and is their financial responsibility.

Prior to our purchase of Hawesville, the EPA issued a final Record of Decision ("ROD") under the Comprehensive Environmental Response, Compensation and Liability Act. By agreement, Southwire is to perform all obligations under the ROD. Century Aluminum of Kentucky LLC ("Century Kentucky") has agreed to operate and maintain the ground water treatment system required under the ROD on behalf of Southwire, and Southwire will reimburse Century Kentucky for any expense that exceeds $400 annually.

Century is a party to an EPA Administrative Order on Consent (the "Order") pursuant to which other past and present owners of an alumina refining facility at St. Croix, Virgin Islands have agreed to carry out a Hydrocarbon Recovery Plan to remove and manage hydrocarbons floating on groundwater underlying the facility. Pursuant to the Hydrocarbon Recovery Plan, recovered hydrocarbons and groundwater are delivered to the adjacent petroleum refinery where they are received and managed. Lockheed Martin Corporation ("Lockheed"), which sold the facility to one of our affiliates, Virgin Islands Alumina Corporation ("Vialco"), in 1989, has tendered indemnity and defense of this matter to Vialco pursuant to the terms of the Lockheed–Vialco Asset Purchase Agreement. Management does not believe Vialco's liability under the Order or its indemnity to Lockheed will require material payments. Through December 31, 2005, we have expended approximately $440 on the Recovery Plan. Although there is no limit on the obligation to make indemnification payments, we expect the future potential payments under this indemnification to comply with the Order will be approximately $200, which may be offset in part by sales of recoverable hydrocarbons.

In May 2005, Century and Vialco were among the defendants listed in a lawsuit filed by the Commissioner of the Department of Planning and Natural Resources, in his capacity as Trustee for Natural Resources of the United States Virgin Islands. The complaint alleges damages to natural resources caused by alleged releases from the alumina refinery facility at St. Croix and the adjacent petroleum refinery. Lockheed has tendered indemnity and defense of the case to Vialco pursuant to terms of the Lockheed-Vialco Asset Purchase Agreement. The complaint seeks unspecified monetary damages, costs and attorney fees.

It is our policy to accrue for costs associated with environmental assessments and remedial efforts when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. The aggregate environmental-related accrued liabilities were $532 and $596 at December 31, 2005 and December 31, 2004, respectively. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to cost for ongoing environmental compliance, including maintenance and monitoring, such costs are expensed as incurred.

Because of the issues and uncertainties described above, and our inability to predict the requirements of the future environmental laws, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on our future financial condition, results of operations, or liquidity. Based upon all available information, management does not believe that the outcome of these environmental matters will have a material adverse effect on our financial condition, results of operations, or liquidity.

Legal Contingencies
We have pending against us or may be subject to various lawsuits, claims and proceedings related primarily to employment, commercial, environmental and safety and health matters. Although it is not presently possible to determine the outcome of these matters, management believes their ultimate disposition will not have a material adverse effect on our financial condition, results of operations, or liquidity.

Power Commitments
Hawesville currently purchases substantially all of its power from Kenergy Corporation ("Kenergy"), a local retail electric cooperative, under a fixed price power supply contract that expires at the end of 2010. Kenergy acquires the power it provides to Hawesville mostly from a subsidiary of LG&E Energy Corporation ("LG&E"), with delivery guaranteed by LG&E. Hawesville currently purchases substantially all of its power from Kenergy at fixed prices. We recently priced 131 megawatts ("MW") of previously unpriced power for 2006. All of Hawesville's power requirements are at fixed prices, except for 2.5% (or 12 MW) which will remain variably priced. However, Hawesville's unpriced power requirements increase to 27% (130 MW) of its power requirements in calendar years 2007 through 2010. We are reviewing our options for our unpriced energy requirements.

We purchased all of the electricity requirements for Ravenswood from Ohio Power Company, a unit of American Electric Power Company, under a fixed price power supply agreement that ran through December 31, 2005. Under Ravenswood's new power contract, Appalachian Power Company supplies power to Ravenswood. After December 31, 2007, Century Aluminum of West Virginia, Inc. may terminate the agreement by providing 12 months notice of termination. Power delivered under the new power supply agreement will be as set forth in currently published tariffs. Appalachian Power Company filed a rate case on September 26, 2005, seeking increases in its tariff rates. It has advised Century it expects those rates to become effective July 1, 2006. We intend to contest the rate increase.

Mt. Holly purchases all of its power from the South Carolina Public Service Authority at rates established by published schedules. Mt. Holly's current power contract expires December 31, 2015. Power delivered through 2010 will be priced as set forth in currently published schedules, subject to adjustments for fuel costs. Rates for the period 2011 through 2015 will be as provided under then-applicable schedules.

The Nordural facility purchases power from Landsvirkjun, a power company jointly owned by the Republic of Iceland and two Icelandic municipal governments, under a long-term contract due to expire in 2019. The power delivered by Landsvirkjun is priced at a rate based on the LME price for primary aluminum and is from hydroelectric and geothermal sources. For the expansion, Nordural has entered into a power contract with Hitaveita Sudurnesja hf. ("HS") and Orkuveita Reykjavíkur ("OR") to supply of the power required for the 130,000 metric tons of capacity. The price for power delivered by HS and OR is also LME-based. In addition, OR has conditionally agreed to supply the power required to further expand the plant's production capacity to 260,000 metric tons per year by late 2008. Power under these agreements will be generated from geothermal resources and prices will be LME-based. Landsvirkjun has agreed on a best commercial efforts basis to provide back-up power to Nordural should HS or OR be unable to meet the obligations of their contract to provide power for the Nordural expansion.

Labor Commitments

Approximately 82% of our U.S. based work force are represented by the United Steelworker's of America (the "USWA") and are working under agreements that expire as follows: March 31, 2006 (Hawesville) and May 31, 2006 (Ravenswood).

Approximately 89% of Nordural's work force is represented by six labor unions under an agreement that expires on December 31, 2009.

Other Commitments and Contingencies

Our income tax returns are periodically examined by various tax authorities. We are currently under audit by the Internal Revenue Service ("IRS") for the tax years through 2002. In connection with such examinations, the IRS has raised issues and proposed tax deficiencies. We are reviewing the issues raised by the IRS and have filed an administrative appeal with the IRS, contesting the proposed tax deficiencies. We believe our tax position is well supported and based on current information, we do not believe that the outcome of the tax audit will have a material impact on our financial condition or results of operations.

At December 31, 2005 and December 31, 2004, we had outstanding capital commitments related to the Nordural expansion of $89,910 and $218,800, respectively. Our cost commitments for the Nordural expansion may materially change depending on the exchange rate between the U.S. dollar and certain foreign currencies, principally the euro and the Icelandic krona.

14. Forward Delivery Contracts and Financial Instruments

As a producer of primary aluminum products, we are exposed to fluctuating raw material and primary aluminum prices. We routinely enter into fixed and market priced contracts for the sale of primary aluminum and the

Primary Aluminum Sales Contracts

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Alcan Metal Agreement (1)	Alcan	276 to 324 million pounds per year	Through July 31, 2007	Based on U.S. Midwest market
Glencore Metal Agreement I (2)	Glencore	50,000 metric tons per year ("mtpy")	Through December 31, 2009	LME-based
Glencore Metal Agreement II (3)	Glencore	20,000 mtpy	Through December 31, 2013	Based on U.S. Midwest market
Southwire Metal Agreement (4)	Southwire	240 million pounds per year (high purity molten aluminum)	Through March 31, 2011	Based on U.S. Midwest market
		60 million pounds per year (standard-grade molten aluminum)	Through December 31, 2010	Based on U.S. Midwest market

(1) Alcan has the right, upon 12 months notice, to reduce its purchase obligations by 50% under this contract.

(2) We account for the Glencore Metal Agreement I as a derivative instrument under SFAS No. 133. We have not designated the Glencore Metal Agreement I as "normal" because it replaced and substituted for a significant portion of a sales contract which did not qualify for this designation. Because the Glencore Metal Agreement I is variably priced, we do not expect significant variability in its fair value, other than changes that might result from the absence of the U.S. Midwest premium.

(3) We account for the Glencore Metal Agreement II as a derivative instrument under SFAS No. 133. Under the Glencore Metal Agreement II, pricing is based on then-current market prices, adjusted by a negotiated U.S. Midwest premium with a cap and a floor as applied to the current U.S. Midwest premium.

(4) The Southwire Metal Agreement will automatically renew for additional five-year terms, unless either party provides 12 months notice that it has elected not to renew.

Tolling Contracts

Contract	*Customer*	*Volume*	*Term*	*Pricing*
Billiton Tolling Agreement (1)(2)	BHP Billiton	130,000 mtpy	Through December 31, 2013	LME-based
Glencore Tolling Agreement (3)(4)	Glencore	90,000 mtpy	Through July 2016	LME-based

(1) Substantially all of Nordural's existing sales consist of tolling revenues earned under a long-term Alumina Supply, Toll Conversion and Aluminum Metal Supply Agreement (the "Billiton Tolling Agreement") between Nordural and a subsidiary of BHP Billiton Ltd (together with its subsidiaries, "BHP Billiton"). Under the Billiton Tolling Agreement, Nordural receives an LME-based fee for the conversion of alumina, supplied by BHP Billiton, into primary aluminum.

(2) In September 2005, Nordural and BHP Billiton amended the Billiton Tolling Agreement to increase the tolling arrangement from 90,000 metric tons to 130,000 metric tons of the per annum production capacity at Nordural effective upon the completion of the expansion.

(3) Nordural entered into a 10-year LME-based alumina tolling agreement with Glencore for 90,000 metric tons of the expansion capacity at Nordural. The term of the agreement is expected to begin in July 2006.

(4) In December 2005, Glencore assigned 50% of its tolling rights under this agreement to Hydro Aluminum AS ("Hydro") for the period 2007 to 2010.

Primary Aluminum Financial Sales Contracts as of:

	December 31, 2005			December 31, 2004		
(Metric Tons)	Cash Flow Hedges	Derivatives	Total	Cash Flow Hedges	Derivatives	Total
2005	—	—	—	193,083	—	193,083
2006	142,750	51,000	193,750	142,750	25,200	167,950
2007	119,500	50,400	169,900	119,500	50,400	169,900
2008	9,000	100,200	109,200	9,000	75,000	84,000
2009	—	105,000	105,000	—	75,000	75,000
2010	—	105,000	105,000	—	75,000	75,000
2010-2015	—	375,000	375,000	—	—	—
Total	271,250	786,600	1,057,850	464,333	300,600	764,933

purchase of raw materials in future periods.
Apart from the Alcan Metal Agreement, Glencore Metal Agreement I, Glencore Metal Agreement II and Southwire Metal Agreement, we had forward delivery contracts to sell 107,546 metric tons and 113,126 metric tons of primary aluminum at December 31, 2005 and December 31, 2004, respectively. Of these forward delivery contracts, we had fixed price commitments to sell 4,643 metric tons and 6,033 metric tons of primary aluminum at December 31, 2005 and December 31, 2004, respectively, of which 186 metric tons were with Glencore at December 31, 2005 and none were with Glencore at December 31, 2004.

Financial Sales Agreements

To mitigate the volatility in our unpriced forward delivery contracts, we enter into fixed price financial sales contracts, which settle in cash in the period corresponding to the intended delivery dates of the forward delivery contracts. Certain of these fixed price financial sales contracts are accounted for as cash flow hedges depending on our designation of each contract at its inception. Glencore is the counterparty for all of the contracts summarized above:

Substantially all of the contracts accounted for as derivatives contain clauses that trigger additional shipment volume when the market price for a contract month is above the contract ceiling price. If the market price exceeds the ceiling price for all contract months through 2015, the maximum additional shipment volume would be 760,800 metric tons. These contracts will be settled monthly. We had no fixed price financial contracts to purchase aluminum at December 31, 2005 or December 31, 2004.

Additionally, to mitigate the volatility of the natural gas markets, we enter into financial purchase contracts, accounted for as cash flow hedges, which settle in cash in the period corresponding to the intended usage of natural gas.

Natural Gas Financial Purchase Contracts as of:

	December 31,	
(Thousands of DTH)	2005	2004
2005	—	2,880
2006	1,680	480
2007	780	480
2008	480	480
Total	2,940	4,320

Based on the fair value of our financial sales contracts for primary aluminum and financial purchase contracts for natural gas that qualify as cash flow hedges as of December 31, 2005, an accumulated other comprehensive loss of $54,510 is expected to be reclassified as a reduction to earnings over the next 12 month period.

The forward financial sales and purchase contracts are subject to the risk of non-performance by the counterparties. However, we only enter into forward financial contracts with counterparties we determine to be creditworthy. If any counterparty failed to perform according to the terms of the contract, the accounting impact would be limited to the difference between the contract price and the market price applied to the contract volume on the date of settlement.

15. Asset Retirement Obligations

With the adoption of SFAS No. 143 on January 1, 2003, we recorded an ARO asset of $6,848, net of accumulated amortization of $7,372, a deferred tax asset of $3,430 and an ARO liability of $14,220. The net amount initially recognized as a result of applying the Statement is reported as a cumulative effect of a change in accounting principle. We recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle.

Our asset retirement obligations consist primarily of costs associated with the disposal of spent pot liner used in the reduction cells of our facilities.

We adopted FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations" in 2005, and recorded an adjustment to our asset retirement obligations, the effect of which was not material.

The reconciliation of the changes in the asset retirement obligations is presented below:

	For the year ended December 31,	
	2005	2004
Beginning balance, ARO liability	$ 17,232	$ 16,495
Additional ARO liability incurred	1,849	1,383
ARO liabilities settled	(3,330)	(3,379)
Accretion expense	1,370	2,733
FIN 47 adoption	(5,313)	—
Ending balance, ARO liability	$ 11,808	$ 17,232

16. Related Party Transactions

The significant related party transactions occurring during the years ended December 31, 2005, 2004, and 2003, are described below.

The Chairman of the Board of Directors of Century is a member of the Board of Directors of Glencore International AG. One of Century's Board members is the Chairman of the Board of Directors of Glencore International AG.

We enter into forward financial sales and hedging contracts with Glencore to help manage exposure to fluctuating primary aluminum prices. Management believes that all of our forward financial sales and hedge contracts with Glencore approximated market at the time of placing the contracts.

Century of West Virginia has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Berkeley has purchased alumina, and purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Century of Kentucky has purchased and sold primary aluminum in transactions with Glencore at prices which management believes approximated market.

Century of Kentucky has purchased alumina in transactions with Gramercy at prices which management believes approximated market.

Mr. Stuart M. Schreiber, a director, is the managing director and owner of Integis, Inc., which we paid approximately $840 in fees for management and executive search services provided to us in 2005.

During 2003, all of Century's facilities participated in primary aluminum swap arrangements with Glencore at prices which management believes approximated market.

Summary

A summary of the aforementioned related party transactions for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Net sales to Glencore	$ 171,027	$ 163,209	$ 121,886
Purchases from Glencore	129,757	131,427	99,185
Management fees from Glencore	—	—	121
Gramercy alumina purchases	138,022	26,680	—

See Note 14 for a discussion of our fixed-price commitments, forward financial contracts, and contract settlements with related parties.

17. Supplemental Cash Flow Information

	Year Ended December 31,		
	2005	2004	2003
Cash paid for:			
Interest	$ 30,358	$ 37,587	$ 40,289
Income taxes	12,649	248	257
Cash received from:			
Interest	1,388	1,088	341
Income tax refunds	—	80	9,489
Non-cash investing activities:			
Accrued Nordural expansion costs	6,170	5,591	—

Non-Cash Activities

In the year ended December 31, 2005, we had a significant non-cash equity transaction. In the second quarter of 2005, we issued approximately 59,000 shares of common stock to satisfy a performance share liability of $1,965 to certain key employees. In the year ended December 31, 2004, we had two significant non-cash equity transactions. In April 2004, we issued approximately 67,000 shares of common stock to satisfy a performance share liability of $1,630 to certain key employees. Additionally, in May 2004, Glencore exercised its option to convert its shares of cumulative convertible preferred stock. We issued 1,395,089 shares of common stock in exchange for Glencore's $25,000 of preferred stock. During 2003, we incurred $40,000 of borrowings in the form of seller financing related to the acquisition of the 20% interest in Hawesville.

During the years ended December 31, 2005, 2004 and 2003, we capitalized interest cost incurred in the construction of equipment of $8,711, $668 and $685, respectively.

18. Business Segments

We operate in one reportable business segment, primary aluminum.

A reconciliation of our consolidated assets to the total of primary aluminum segment assets is provided below.

	2005	2004	2003
Segment Assets [(1)]			
Primary	$ 1,648,351	$ 1,307,168	$ 787,017
Corporate, Unallocated	29,080	25,385	17,225
Total Assets	$ 1,677,431	$ 1,332,553	$ 804,242

(1) Segment assets include accounts receivable, due from affiliates, inventory, intangible assets, and property, plant and equipment-net; the remaining assets are unallocated corporate assets, and deferred tax assets.

Geographic information

Included in the consolidated financial statements are the following amounts related to geographic locations:

	2005	2004	2003
Net Sales:			
United States	$ 992,442	$ 974,481	$ 779,229
Other	139,920	86,266	3,250
Long-lived assets:			
United States	$ 604,411	$ 615,618	$ 622,921
Other	722,474	431,161	—

Major Customer information

In 2005, we had four major customers whose sales revenue exceeded 10% of our net sales. In 2004 and 2003, we had three major customers whose sales revenue exceeded 10% of our net sales. The revenue and percentage of net sales for these customers are as follows:

	Year Ended December 31,					
	2005		2004		2003	
Alcan	$ 356,347	31.5%	$ 301,033	28.4%	$ 198,448	25.4%
Southwire	294,468	26.0%	258,320	24.4%	199,067	25.4%
Glencore	171,027	15.1%	163,209	15.4%	121,886	15.6%
BHP Billiton	137,736	12.2%	—	—	—	—

	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss) Per Share
2005:				
4th Quarter (2)	$ 292,874	$ 34,704	$ (148,658)	$ (4.62)
3rd Quarter (3)	270,836	30,058	(20,071)	(0.62)
2nd Quarter	283,256	45,348	40,744	1.27
1st Quarter	285,396	51,567	11,730	0.37
2004:				
4th Quarter	$ 290,603	$ 56,773	$ 24,643	$ 0.77
3rd Quarter (1)	274,317	43,482	(15,973)	(0.50)
2nd Quarter	263,733	46,679	19,219	0.63
1st Quarter	232,094	38,353	5,593	0.24

(1) The third quarter 2004 net income includes a charge of $30,367, net of tax, for a loss on the early extinguishment of debt.

(2) The fourth quarter of 2005 net income includes a charge of $164,620, net of tax, for loss on forward contracts.

(3) The third quarter of 2005 net income includes a charge of $34,228, net of tax, for loss on forward contracts.

19. Quarterly Information (Unaudited)

The following information includes the results from Nordural since we acquired it in April 2004 and the equity in earnings of the GAL and SABL joint venture since we acquired our interest in October 2004.

Financial results by quarter for the years ended December 31, 2005 and 2004 (restated for change in accounting principle) are shown in the chart above:

20. Condensed Consolidating Financial Information

Our 7.5% senior notes due 2014 and 1.75% convertible senior notes due 2024 are guaranteed by each of our material existing and future domestic subsidiaries. These notes are not guaranteed by our foreign subsidiaries (the "Non-Guarantor Subsidiaries"). During the second quarter of 2005, Century Aluminum of Kentucky, LLC (the "LLC") became a guarantor subsidiary. In the periods presented prior to 2005, the LLC was classified with the Non-Guarantor Subsidiaries. We allocate corporate expenses or income to our subsidiaries. For the years ended December 31, 2005, 2004, and 2003 we allocated total corporate expenses of $2,211, $1,452 and $9,139 to our subsidiaries, respectively. Additionally, we charge interest on certain intercompany balances.

The following summarized condensed consolidating balance sheets as of December 31, 2005 and December 31, 2004, condensed consolidating statements of operations for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and the condensed consolidating statements of cash flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 present separate results for Century, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries.

This summarized condensed consolidating financial in formation may not necessarily be indicative of the results of operations or financial position had Century, the Guarantor Subsidiaries or the Non-Guarantor Subsidiaries operated as independent entities.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2005				
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ —	$ 19,005	$ (1,253)	$ —	$ 17,752
Restricted cash	2,028	—	—	—	2,028
Accounts receivable — net	73,540	9,476	—	—	83,016
Due from affiliates	60,246	—	703,995	(745,603)	18,638
Inventories	96,347	15,372	—	(283)	111,436
Prepaid and other assets	7,693	8,627	7,598	—	23,918
Deferred taxes — current portion	46,339	—	—	(8,634)	37,705
Total current assets	286,193	52,480	710,340	(754,520)	294,493
Investment in subsidiaries	15,205	—	146,166	(161,371)	—
Property, plant and equipment — net	458,618	613,368	308	(2,136)	1,070,158
Intangible asset — net	74,643	—	—	—	74,643
Goodwill	—	94,844	—	—	94,844
Other assets	54,049	8,951	156,242	(75,949)	143,293
Total assets	$ 888,708	$ 769,643	$1,013,056	$ (993,976)	$ 1,677,431
Liabilities and shareholders' equity:					
Accounts payable – trade	$ 36,670	$ 25,249	$ —	$ —	$ 61,919
Due to affiliates	138,615	52,208	15,485	(47,626)	158,682
Industrial revenue bonds	7,815	—	—	—	7,815
Long term debt — current portion	19,994	3,357	31,514	(1,150)	53,715
Accrued and other current liabilities	—	581	—	—	581
Accrued employee benefits costs — current portion	8,139	—	1,194	—	9,333
Deferred tax liability - current	—	—	8,634	(8,634)	—
Convertible senior notes	—	—	175,000	—	175,000
Total current liabilities	211,233	81,395	231,827	(57,410)	467,045
Senior unsecured notes payable	—	—	250,000	—	250,000
Nordural debt	—	230,436	—	—	230,436
Revolving credit facility	—	—	8,069	—	8,069
Accrued pension benefit costs — less current portion	—	—	10,350	—	10,350
Accrued postretirement benefit costs — less current portion	95,731	—	929	—	96,660
Other liabilities/intercompany loan	397,778	327,073	—	(696,841)	28,010
Due to affiliates — less current portion	58,090	—	279,326	—	337,416
Deferred taxes	83,019	12,225	—	(78,354)	16,890
Total noncurrent liabilities	634,618	569,734	548,674	(775,195)	977,831
Shareholders' equity:					
Common stock	60	12	322	(72)	322
Additional paid-in capital	259,148	85,190	419,009	(344,338)	419,009
Accumulated other comprehensive income (loss)	(90,953)	—	(91,418)	90,953	(91,418)
Retained earnings (accumulated deficit)	(125,398)	33,312	(95,358)	92,086	(95,358)
Total shareholders' equity	42,857	118,514	232,555	(161,371)	232,555
Total liabilities and shareholders' equity	$ 888,708	$ 769,643	$1,013,056	$ (993,976)	$ 1,677,431

CONDENSED CONSOLIDATING BALANCE SHEET

	As of December 31, 2004 (Restated)				
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 185	$ 1,759	$ 42,224	$ —	$ 44,168
Restricted cash	1,174	504	—	—	1,678
Accounts receivable — net	71,051	8,449	76	—	79,576
Due from affiliates	168,328	8,142	684,458	(846,557)	14,371
Inventories	72,264	39,020	—	—	111,284
Prepaid and other assets	1,514	4,299	4,242	—	10,055
Deferred taxes — current portion	24,349	293	—	—	24,642
Total current assets	338,865	62,466	731,000	(846,557)	285,774
Investment in subsidiaries	66,393	—	270,178	(336,571)	—
Property, plant and equipment — net	464,418	341,692	140	—	806,250
Intangible asset — net	—	86,809	—	—	86,809
Goodwill	—	95,610	—	—	95,610
Other assets	20,391	16,792	20,927	—	58,110
Total assets	$ 890,067	$ 603,369	$1,022,245	$(1,183,128)	$1,332,553
Liabilities and shareholders' equity:					
Accounts payable – trade	$ 12,000	$ 35,479	$ —	$ —	$ 47,479
Due to affiliates	83,819	1,911	162,150	(163,065)	84,815
Industrial revenue bonds	7,815	—	—	—	7,815
Accrued and other current liabilities	15,545	10,023	27,741	—	53,309
Long term debt — current portion	—	704	9,878	—	10,582
Accrued employee benefits costs — current portion	6,507	1,951	—	—	8,458
Convertible senior notes	—	—	175,000	—	175,000
Total current liabilities	125,686	50,068	374,769	(163,065)	387,458
Senior unsecured notes payable	—	—	250,000	—	250,000
Nordural debt	—	80,711	—	—	80,711
Accrued pension benefit costs — less current portion	—	—	10,685	—	10,685
Accrued postretirement benefit costs — less current portion	56,947	27,812	790	—	85,549
Other liabilities/intercompany loan	479,213	239,124	—	(683,376)	34,961
Due to affiliates — less current portion	30,416	—	—	—	30,416
Deferred taxes	47,509	19,379	1,501	(116)	68,273
Total noncurrent liabilities	614,085	367,026	262,976	(683,492)	560,595
Shareholders' equity:					
Common stock	59	13	320	(72)	320
Additional paid-in capital	188,424	242,818	415,453	(431,242)	415,453
Accumulated other comprehensive income (loss)	(51,665)	(521)	(52,186)	52,186	(52,186)
Retained earnings (accumulated deficit)	13,478	(56,035)	20,913	42,557	20,913
Total shareholders' equity	150,296	186,275	384,500	(336,571)	384,500
Total liabilities and shareholders' equity	$ 890,067	$ 603,369	$1,022,245	$(1,183,128)	$1,332,553

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the year ended December 31, 2005				
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 824,072	$ 137,263	$ —	$ —	$ 961,335
Related parties	171,027	—	—	—	171,027
	995,099	137,263	—	—	1,132,362
Cost of goods sold	884,241	95,820	—	(9,376)	970,685
Gross profit (loss)	110,858	41,443	—	9,376	161,677
Selling, general and admin expenses	34,314	459	—	—	34,773
Operating income	76,544	40,984	—	9,376	126,904
Interest expense – third party	(24,832)	(836)	—	—	(25,668)
Interest expense – affiliates	24,451	(24,451)	—	—	—
Interest income	1,011	356	—	—	1,367
Net gain (loss) on forward contracts	(309,698)	—	—	—	(309,698)
Loss on early extinguishment of debt	(835)	—	—	—	(835)
Other income (expense) – net	(428)	703	—	—	275
Income (loss) before taxes and equity in earnings (loss) of subsidiaries	(233,787)	16,756	—	9,376	(207,655)
Income tax (expense) benefit	81,803	2,298	—	(3,404)	80,697
Net income (loss) before equity in earnings (loss) of subsidiaries	(151,984)	19,054	—	5,972	(126,958)
Equity earnings (loss) of subsidiaries and joint ventures	8,847	4,932	(116,255)	113,179	10,703
Net income (loss)	$ (143,137)	$ 23,986	$ (116,255)	$ 119,151	$ (116,255)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the year ended December 31, 2004 (Restated)				
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated
Net sales:					
Third-party customers	$ 811,705	$ 85,833	$ —	$ —	$ 897,538
Related parties	163,209	—	—	—	163,209
	974,914	85,833	—	—	1,060,747
Cost of goods sold	805,267	407,650	—	(337,457)	875,460
Reimbursement from owners	—	(337,738)	—	337,738	—
Gross profit (loss)	169,647	15,921	—	(281)	185,287
Selling, general and admin expenses	24,916	—	—	—	24,916
Operating income (loss)	144,731	15,921	—	(281)	160,371
Interest expense – third party	(36,281)	(3,665)	—	—	(39,946)
Interest expense – related party	(380)	(9,078)	—	9,078	(380)
Interest income	9,872	172	—	(8,958)	1,086
Net gain (loss) on forward contracts	(21,521)	—	—	—	(21,521)
Loss on early extinguishment of debt	(47,448)	—	—	—	(47,448)
Other income (expense) - net	(1,380)	43	—	32	(1,305)
Income (loss) before taxes and equity in earnings (loss) of subsidiaries	47,593	3,393	—	(129)	50,857
Income tax (expense) benefit	(17,218)	(5,709)	—	4,731	(18,196)
Net income (loss) before equity in earnings (loss) of subsidiaries	30,375	(2,316)	—	4,602	32,661
Equity earnings (loss) of subsidiaries	(7,642)	821	33,482	(25,840)	821
Net income (loss)	$ 22,733	$ (1,495)	$ 33,482	$ (21,238)	$ 33,482

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	For the year ended December 31, 2003 (Restated)				
	Combined Guarantor Subsidiaries	*Combined Non-Guarantor Subsidiaries*	*The Company*	*Reclassifications and Eliminations*	*Consolidated*
Net sales:					
Third-party customers	$ 660,593	$ —	$ —	$ —	$ 660,593
Related parties	121,886	—	—	—	121,886
	782,479	—	—	—	782,479
Cost of goods sold	720,484	334,020	—	(315,395)	739,109
Reimbursement from owners	—	(315,519)	—	315,519	—
Gross profit (loss)	61,995	(18,501)	—	(124)	43,370
Selling, general and admin expenses	20,833	—	—	—	20,833
Operating income (loss)	41,162	(18,501)	—	(124)	22,537
Interest expense – third party	(41,248)	(124)	—	103	(41,269)
Interest expense – related party	(2,579)	—	—	—	(2,579)
Interest income	339	—	—	—	339
Net gain on forward contracts	25,691	—	—	—	25,691
Other income (expense) – net	(653)	(56)	—	21	(688)
Income (loss) before taxes, minority interest and cumulative effect of a change in accounting principle	22,712	(18,681)	—	—	4,031
Income tax (expense) benefit	(7,818)	—	—	6,723	(1,095)
Net income (loss) before minority interest and cumulative effect of a change in accounting principle	14,894	(18,681)	—	6,723	2,936
Minority interest	—	—	—	986	986
Net income (loss) before cumulative effect of a change in accounting principle	14,894	(18,681)	—	7,709	3,922
Cumulative effect of a change in accounting principle	(5,878)	—	—	—	(5,878)
Equity earnings (loss) of subsidiaries	(10,972)	—	(1,956)	12,928	—
Net income (loss)	$ (1,956)	$ (18,681)	$ (1,956)	$ 20,637	$ (1,956)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 2005			
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Consolidated
Net cash provided by operating activities	$ 103,122	$ 31,814	$ —	$ 134,936
Investing activities:				
Purchase of property, plant and equipment	(15,515)	(2,176)	(336)	(18,027)
Nordural expansion	—	(280,086)	—	(280,086)
Acquisitions	—	—	(7,000)	(7,000)
Proceeds from sale of property, plant and equipment	6	118	—	124
Restricted cash deposits	(350)	—	—	(350)
Net cash used in investing activities	(15,859)	(282,144)	(7,336)	(305,339)
Financing activities:				
Borrowings	—	222,937	—	222,937
Repayment of third party debt	—	(73,334)	(9,945)	(83,279)
Borrowings under revolving credit facility	—	—	8,069	8,069
Financing fees	—	(4,307)	(825)	(5,132)
Dividends	—	—	(16)	(16)
Intercompany transactions	(87,448)	122,280	(34,832)	—
Issuance of common stock	—	—	1,408	1,408
Net cash provided by (used in) financing activities	(87,448)	267,576	(36,141)	143,987
Net increase (decrease) in cash and cash equivalents	(185)	17,246	(43,477)	(26,416)
Beginning cash and cash equivalents	185	1,759	42,224	44,168
Ending cash and cash equivalents	$ —	$ 19,005	$ (1,253)	$ 17,752

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 2004 (Restated)			
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Consolidated
Net cash provided by operating activities	$ 14,071	$ 91,757	$ —	$ 105,828
Investing activities:				
Purchase of property, plant and equipment	(6,814)	(8,426)	—	(15,240)
Nordural expansion	—	(59,784)	—	(59,784)
Acquisitions	—	—	(198,584)	(198,584)
Restricted cash deposits	(1,174)	(504)	—	(1,678)
Net cash used in investing activities	(7,988)	(68,714)	(198,584)	(275,286)
Financing activities:				
Borrowings	—	883	425,000	425,883
Repayment of third party debt	—	(110,826)	(315,055)	(425,881)
Repayment of related party debt	—	—	(14,000)	(14,000)
Financing fees	—	—	(13,062)	(13,062)
Dividends	—	—	(3,311)	(3,311)
Intercompany transactions	(6,002)	88,659	(82,657)	—
Issuance of common stock	—	—	215,793	215,793
Net cash provided by (used in) financing activities	(6,002)	(21,284)	212,708	185,422
Net increase in cash and cash equivalents	81	1,759	14,124	15,964
Beginning cash and cash equivalents	104	—	28,100	28,204
Ending cash and cash equivalents	$ 185	$ 1,759	$ 42,224	$ 44,168

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	For the year ended December 31, 2003 (Restated)			
	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Consolidated
Net cash provided by operating activities	$ 72,825	$ 14,554	$ —	$ 87,379
Investing activities:				
Purchase of property, plant and equipment	(15,809)	(3,049)	—	(18,858)
Acquisitions	—	—	(59,837)	(59,837)
Net cash used in investing activities	(15,809)	(3,049)	(59,837)	(78,695)
Financing activities:				
Payments	—	—	(26,000)	(26,000)
Financing fees	—	—	(297)	(297)
Dividends	—	—	(11)	(11)
Intercompany transactions	(57,657)	(11,505)	69,162	—
Issuance of common stock	—	—	736	736
Net cash provided by (used in) financing activities	(57,657)	(11,505)	43,590	(25,572)
Net decrease in cash and cash equivalents	(641)	—	(16,247)	(16,888)
Beginning cash and cash equivalents	745	—	44,347	45,092
Ending cash and cash equivalents	$ 104	$ —	$ 28,100	$ 28,204

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the years indicated. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2005 and 2004 and the selected consolidated statement of operations data for each of the years ended December 31, 2005, 2004, and 2003 is derived from our consolidated financial statements audited by Deloitte & Touche LLP included herein. The selected consolidated historical balance sheet data as of each of the years ended December 31, 2003, 2002 and 2001 and the selected consolidated statement of operations data for each of the years ended December 31, 2002 and 2001 is derived from our consolidated financial statements audited by Deloitte & Touche LLP which are not included herein. Our selected historical results of operations include:

- the results of operations from the 80% interest in Hawesville since we acquired it in April 2001;
- the results of operations from the 20% interest in Hawesville since we acquired it in April 2003;
- the results of operations from Nordural since we acquired it in April 2004; and
- our equity in the earnings of our joint venture investments in Gramercy Alumina LLC and St. Ann Bauxite Ltd. since we acquired an interest in those companies in October 2004.

Our results for these periods and prior periods are not fully comparable to our results of operations for fiscal year 2005 and are may not be indicative of our future financial position or results of operations. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and notes thereto.

	Year Ended December 31,				
(in thousands, except per share data)	*2005 (1)*	*2004 Restated (2,3)*	*2003 Restated (3,4)*	*2002 Restated (3)*	*2001 Restated (3)*
Net sales revenue	$1,132,362	$1,060,747	$ 782,479	$ 711,338	$ 654,922
Gross profit	161,677	185,287	43,370	20,360	19,129
Operating income	126,904	160,371	22,537	4,577	531
Income (loss) before cumulative effect of change in accounting principle	(116,255)	33,482	3,922	(18,443)	(14,685)
Net income (loss)	(116,255)	33,482	(1,956)	(18,443)	(14,685)
Earnings (loss) per share:					
Basic and Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$ (3.62)	$ 1.14	$ 0.09	$ (0.99)	$ (0.79)
Cumulative effect of change in accounting principle	—	—	(0.28)	—	—
Net income (loss) per share - Basic	$ (3.62)	$ 1.14	$ (0.19)	$ (0.99)	$ (0.79)
Dividends per common share	$ 0.00	$ 0.00	$ 0.00	$ 0.15	$ 0.20
Total assets	$1,677,431	$1,332,553	$ 804,242	$ 763,751	$ 774,991
Total debt (5)	671,901	524,108	344,125	329,667	329,261
Long-term debt obligations (6)	488,505	330,711	336,310	321,852	321,446
Other information:					
Shipments – Primary aluminum:					
Direct shipment pounds (000)	1,153,731	1,179,824	1,126,542	1,049,295	918,443
Toll shipment pounds (000) (7)	203,966	138,239	—	—	—
Average LME per pound	$ 0.861	$ 0.778	$ 0.649	$ 0.612	$ 0.655
Average Midwest premium per pound	$ 0.056	$ 0.068	$ 0.037	$ 0.041	$ 0.038
Average realized price per pound:					
Direct shipments	$ 0.86	$ 0.83	$ 0.69	$ 0.68	$ 0.71
Toll shipments	$ 0.67	$ 0.62	—	—	—

(1) Income (loss) before cumulative effect of change in accounting principle and Net income (loss) include an after-tax charge of $198.2 million, or $6.17 per diluted share for mark-to-market losses on forward contracts, which will settle during the period 2006-2015, that do not qualify for cash flow hedge accounting.

(2) Income (loss) before cumulative effect of change in accounting principle and Net income (loss) include an after-tax charge of $30.4 million, or $1.06 per diluted share for a loss on early extinguishment of debt, see Note 6 in the Consolidated Financial Statements included herein.

(3) During the second quarter of 2005, we changed our method of inventory costing from last-in-first-out (LIFO) to first-in-first-out (FIFO). We retroactively restated the financial information for the periods prior to 2005 to reflect this change in accounting principle.

(4) We adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. As a result, we recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle.

(5) Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including, IRBs and the 1.75% Convertible senior notes, excluding preferred stock.

(6) Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

(7) Nordural began the start-up of its expansion capacity in February 2006. We expect the tolling shipments to increase to 386 million pounds (175,000 metric tons) in 2006 as a result of this increased capacity.

OFFICERS AND DIRECTORS

Officers

(As of May 1, 2006)

Logan W. Kruger
President, Chief Executive Officer and Director

Michael A. Bless
Executive Vice President and Chief Financial Officer

E. Jack Gates
Executive Vice President and Chief Operating Officer

Robert R. Nielsen
Executive Vice President, General Counsel and Secretary

Giulio Casello
Vice President of Bauxite and Alumina Operations.

Daniel J. Krofcheck
Vice President and Treasurer

Peter C. McGuire
Vice President and Associate General Counsel

Steve Schneider
Vice President and Corporate Controller

Directors

Roman A. Bninski
Partner in the law firm of Curtis, Mallet-Prevost, Colt & Mosle

Jarl Berntzen (2)
Managing Director of Think Equity Partners LLC.

Craig A. Davis
Chairman of the Board. (former Chief Executive Officer)

Robert E. Fishman, PhD (2)
Executive Vice President Calpine Corporation

John C. Fontaine (1)
Counsel in the law firm of Hughes Hubbard Reed and Retired President Knight Ridder, Inc.

Logan W. Kruger
President and Chief Executive Officer

John P. O'Brien (1, 2)
Managing Director Inglewood Associates, Inc.

Stuart M. Schreiber
Founder and Managing Director Integis, Inc.

Willy R. Strothotte
Chairman of the Board Glencore International AG
Chairman of the Board Xstrata AG

Jack E. Thompson (1,2)
Member of the Boards of Directors of Tidewater Inc., Stillwater Mining Co. and Phelps Dodge Corp.

(1) Member of Compensation Committee
(2) Member of Audit Committee

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements. Century has based these statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as "expects," "anticipates," "plans," "believes," projects," "estimates," and "potential," and variations of such words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed in the company's Annual Report on Form 10-K.

Although Century believes the expectations reflected in its forward-looking statements are reasonable, the company cannot guarantee its future performance or results of operations. All forward-looking statements in this report are based on information available to the company on the date of this report; however, Century is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described here should be considered when reading any forward-looking statements in this report. Given these uncertainties and risks, the reader should not place undue reliance on these forward-looking statements,

Corporate Headquarters
Century Aluminum Company
2511 Garden Road
Monterey, CA 93940

Inquiries
Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1-888-642-9300

Outside the United States,
Call Collect 1-831-642-9300

Website: www.centuryaluminum.com

Documents Available
The Annual Report Form 10-K filed with the Securities and Exchange Commission and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Stock Transfer Agent
Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Stock Trading Information
Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX.

2005	*High*	*Low*
First Quarter	34.70	23.69
Second Quarter	32.18	20.16
Third Quarter	27.60	20.00
Fourth Quarter	26.79	17.82

·phic Design: E. W. Greco & Associates, Carmel-by-the-Sea, California
ɔtography: Gunnar Svanberg Skúlason, Reykjavik, Iceland

Century ALUMINUM